Exhibit 99.1

FOCUS

Stantec

STANTEC INC.
2012 THIRD QUARTER REPORT
Three and Nine Months Ended September 30, 2012, and 2011

STN·TSX·NYSE

One Team. Integrated Solutions.

Stantec, founded in 1954, provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond.

In simple terms, the world of Stantec is the water we drink, the routes we travel, the buildings we visit, the industries in which we work, and the neighborhoods we call home.

Our services are provided on projects around the world through approximately 12,000 employees operating out of more than 190 locations in North America and 4 locations internationally. Stantec trades on the TSX and the NYSE under the symbol STN.

Stantec is One Team providing Integrated Solutions.

i	REPORT TO SHAREHOLDERS

Management’s Discussion and Analysis		Unaudited Interim Condensed Consolidated Financial Statements

M–1	Core Business and Strategy	F–1	Consolidated Statements of Financial Position

M–1	Results	F–2	Consolidated Statements of Income

M–16	Summary of Quarterly Results	F–3	Consolidated Statements of Comprehensive Income

M–18	Liquidity and Capital Resources	F–4	Consolidated Statements of Shareholders’ Equity

M–21	Other	F–5	Consolidated Statements of Cash Flows

M–22	Outlook	F–6	Notes to the Unaudited Interim Condensed Consolidated Financial Statements

M–23	Critical Accounting Estimates, Developments, and Measures	IBC	Shareholder Information

M–24	Controls and Procedures

M–24	Risk Factors

M–24	Subsequent Event

M–25	Caution Regarding Forward-Looking Statements

Report to Shareholders

Third Quarter 2012

Stantec had a strong third quarter of 2012 where we saw our fifth consecutive quarter of organic growth coupled with strong overall results in mixed economic conditions. The results speak to the strength of our diversified business model. The following results reflect our commitment to our shareholders:

•	Compared to Q3 11, our gross revenue increased 12.4% to $483.7 million from $430.4 million.
•	Our net income increased 18.0% to $34.1 million in Q3 12 from $28.9 million in Q3 11.
•	Our diluted earnings per share increased 17.5% to $0.74 in Q3 12 from $0.63 in Q3 11.

The momentum of our strong results was positively impacted by an increase in revenue due to organic growth in the mining, oil and gas, and urban development sectors as well as from acquisitions completed in 2011 and 2012. Compared to Q3 11, we reported organic growth in all of our practice area units with the exception of Transportation and Buildings. In addition, we saw an improvement in our administrative and marketing expenses as a percentage of net revenue from 40.0% in Q3 11 to 39.7% in Q3 12.

We declared a quarterly dividend of $0.15 per share, payable on January 17, 2013, to shareholders of record on December 31, 2012.

In August, we completed the acquisition of Calgary-based Cimarron Engineering Ltd., a 290-person engineering consulting company specializing in the development, design, installation, and integrity maintenance of oil and gas pipeline systems and station facilities. Cimarron also has a power division that specializes in the design of medium to high-voltage electrical systems for utility and oil and gas clients. This addition allows us to enhance our oil and gas and power practices throughout North America and provide the complete suite of midstream related services to our oil and gas clients.

Our focus on building strong client relationships and capitalizing on market opportunities together with our depth and breadth of expertise continues to result in securing new projects with new and existing clients. In our Buildings practice area we continue to secure projects in alternative delivery models such as public-private partnerships (P3s). During the quarter we secured a significant P3 project to design 12 new schools in Alberta. Implementing the P3 model for this project will accelerate work on the schools being built across Alberta, resulting in completion two years sooner than conventional project delivery methods would have provided. We continue to focus on building strong relationships and securing projects in key market sectors such as healthcare, evidenced by Alberta Infrastructure and Alberta Health Services recently awarding us the design work for a 100-bed continuing care facility in Fort McMurray, Alberta.

In our Environment practice area, organic growth was due to strength in the mining, oil and gas, and power sectors where our team continues to demonstrate our diverse service offerings. We recently secured a project that has a Stantec multidisciplinary team working on site-wide environmental monitoring for the Joslyn North mine project in northeastern Alberta, where we are providing aquatics, noise, and terrestrial monitoring programs as well as regulatory reporting. In the water sector, while new investment was relatively flat as municipalities continue to deal with budget constraints, there was still investment in existing facilities due to regulatory requirements. Currently, we are working as part of a team on the expansion of the metro Vancouver Annacis Wastewater Treatment Plant upgrade, one of the largest wastewater treatment plants in Canada.

In our Industrial practice area, the strong year-to-date organic growth was due to an increase in project activity, in particular in the mining and oil and gas sectors. We continue our strategy to diversify our exposure to various commodities and to grow into areas that support a broad spectrum of resource development such as the project we recently secured to perform a feasibility study for a mining client in Nevada. Our Industrial Buildings and Facilities sector continues to see opportunities in multiple areas including large industrial facilities, transportation, equipment dealers, and servicing companies, where both public and private clients are renewing or building new facilities.

i

In our Transportation practice area, bridge inspections, rehabilitation, and maintenance remain a stable element of our portfolio due to our long-term relationship with clients and our expertise in this area. During the quarter we were awarded a two-year contract with a repeat client, the Nevada Department of Transportation, to provide professional and technical engineering services for bridge inspections and load rating services on a statewide basis. We also continue to secure work in our transit/rail sector. As an example, we were recently selected by the Dallas Area Rapid Transit to provide professional services where we will be responsible for managing the Trinity Railway Express Positive Train Control project. Positive train control is a federal requirement mandated by the Federal Railroad Safety Improvement Act.

In our Urban Land practice area, we continued to pursue and take advantage of opportunities in both the residential and nonresidential markets in Canada and the United States. In some US markets such as Florida, and to a certain extent in California, residential markets are showing signs of improvement, and we believe we are well positioned to take advantage of these new opportunities. During the quarter, we were awarded a project in Sarasota, Florida, to provide design services, from initial site planning through construction phase services, for 600 to 800 units to be built on 500 acres (202 hectares) added to the existing Country Club East Golf Course Community in Lakewood Ranch.

During the quarter we revised our overall outlook for 2012 from that described in the Outlook section of our 2011 Financial Review, from a moderate increase in organic revenue growth to a moderate to strong increase in organic growth, with a targeted 4.0% to 5.0% increase compared to 2011. This is due to continued strength in our mining, oil and gas, and urban development sectors. Further discussion on the outlooks for each of our practice area units for 2012 can be found in the Gross and Net Revenue subheading of the Results section of the Q3 12 Management Discussion and Analysis.

We remain focused on the disciplined execution of our strategy to provide a diverse range of services to our clients, which results in growth and value for our shareholders. Our strong results for the third quarter reflect this commitment, despite the ongoing challenges of a mixed business environment. We are thankful to our clients for entrusting us with their projects, and to our talented staff who continue to expand our capabilities, collaborate to deliver our services, and build strategic partnerships with our clients, and we thank you, our shareholders, for your continued confidence in Stantec as we move forward.

Bob Gomes, P.Eng.

President & CEO

October 31, 2012

ii

MANAGEMENT’S DISCUSSION AND ANALYSIS

October 31, 2012

This discussion and analysis of Stantec Inc.’s operations, financial position, and cash flows, for the quarter ended September 30, 2012, dated October 31, 2012, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter ended September 30, 2012; the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2011 Financial Review; and the Report to Shareholders contained in our 2012 Third Quarter Report. Our unaudited interim consolidated financial statements and related notes for the quarter ended September 30, 2012, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to use the same accounting policies and methods as those used in 2011.

Unless otherwise indicated, all amounts shown below are in Canadian dollars. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated by reference herein, unless otherwise specified, and should not be deemed to be made part of this Management’s Discussion and Analysis.

CORE BUSINESS AND STRATEGY

Our Company provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, project management, environmental sciences, and project economics for infrastructure and facilities projects. By integrating our expertise in these areas across North America, and in other international locations, we are able to work as “One Team” providing our clients with a vast number of project solutions. This integrated approach also enables us to execute our “Global Expertise. Local Strength.” operating philosophy by maintaining a world-class level of expertise, which we supply to our clients through the strength of our local offices. Through multidiscipline service delivery, we also support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond.

Our goal is to become and remain a top 10 global design and consulting services firm, and our focus is to provide professional services in the infrastructure and facilities market principally on a fee-for-service basis while participating in various models of alternative project delivery. To achieve our goal, from 2012 to 2020 we intend to continue to expand the depth and breadth of our services, which we expect to result in growth. Our core business and strategy and the key performance drivers and capabilities required to meet our goal have not changed in Q3 12 from those described on pages M-4 to M-13 of our 2011 Financial Review and are incorporated by reference herein.

RESULTS

Overall Performance

Highlights for Q3 12

Our results are showing positive momentum over the last few quarters with record diluted earnings per share of $0.74 in Q3 12. Compared to Q3 11, our gross revenue increased 12.4% from $430.4 million to $483.7 million, EBITDA increased 14.2% from $53.5 million to $61.1 million, net income increased 18.0% from $28.9 million to $34.1 million, and diluted earnings per share increased 17.5% from $0.63 to $0.74.

Our results were positively impacted by an increase in revenue due to acquisitions completed in 2011 and 2012 and, despite operating in mixed economic conditions, our organic revenue grew due to our increased activity in the mining, oil

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2012

STANTEC INC. (UNAUDITED)

and gas, and urban development sectors. Compared to Q3 11, we reported organic growth in all of our practice area units with the exception of Transportation and Buildings, as fully discussed on pages M-5 and M-14. A reduction in gross margin from 55.5% in Q3 11 to 55.0% in Q3 12 was partially offset by an improvement in our administrative and marketing expenses as a percentage of net revenue from 40.0% in Q3 11 to 39.7% in Q3 12 due to our focus on managing our costs and operational efficiencies.

The following table summarizes key financial data for Q3 12 and Q3 11 and for the first three quarters of 2012 and 2011:

	Quarter ended September 30				Three quarters ended September 30
(In millions of Canadian dollars, except per share amounts and %)	2012	2011	$ Change	% Change	2012	2011	$ Change	% Change

Gross revenue (note 1)	483.7	430.4	53.3	12.4%	1,399.0	1,251.4	147.6	11.8%
Net revenue (note 1)	398.1	351.2	46.9	13.4%	1,165.6	1,030.3	135.3	13.1%
Net income	34.1	28.9	5.2	18.0%	89.8	78.4	11.4	14.5%
Earnings per share – basic	0.74	0.63	0.11	17.5%	1.96	1.72	0.24	14.0%
Earnings per share – diluted	0.74	0.63	0.11	17.5%	1.96	1.71	0.25	14.6%
EBITDA (note 1)	61.1	53.5	7.6	14.2%	164.8	149.0	15.8	10.6%
Cash flows from operating activities	81.6	62.6	19.0	n/m	103.8	52.3	51.5	n/m
Cash flows used in investing activities	(45.7)	(6.4)	(39.3)	n/m	(107.6)	(69.9)	(37.7)	n/m
Cash flows used in financing activities	(22.7)	(46.4)	23.7	n/m	(14.0)	(34.3)	20.3	n/m

n/m = not meaningful

note 1: Gross revenue and net revenue are additional IFRS measures as discussed in the Definition of Non-IFRS measures in the Critical Accounting Estimates, Developments, and Measures section (the “Definitions Section”) of our 2011 Financial Review and are incorporated by reference herein. EBITDA is a non-IFRS measure and is calculated as income before income taxes plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment, as further discussed in the Definitions Section of our 2011 Financial Review.

The following highlights key activities and initiatives in the quarter ended September 30, 2012:

•

During the quarter, our gross revenue grew organically by 6.1% and year to date by 5.4%. On a net revenue basis we grew organically by 7.2% in the quarter and 6.6% year to date. This is the fifth consecutive quarter in which we achieved positive organic growth on a gross and net revenue basis. As a result, during the quarter, we revised our overall outlook for organic gross revenue growth in 2012 compared to 2011 to 4.0% to 5.0% from our original outlook of 2.0% to 3.0%, mainly due to the strength in the mining, oil and gas, and urban development sectors.

•

On August 24, 2012, we acquired all the shares and business of Cimarron Engineering Ltd. (Cimarron), which added approximately 290 staff to our Company. This firm is based in Calgary, Alberta, with an additional office in Edmonton. It is an industrial leader specializing in the development, design, installation, and integrity maintenance of oil and gas pipeline systems and station facilities, with a focus on upstream and transmission applications. Cimarron also has a power division that specializes in the design of medium- to high-voltage electrical systems for utility and oil and gas clients. This addition will enhance our oil and gas and power practices throughout North America.

•	On October 31, 2012, we declared a dividend of $0.15 per share, payable on January 17, 2013, to shareholders of record on December 31, 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2012

STANTEC INC. (UNAUDITED)

Results Compared to 2012 Targets

In our 2011 annual Management’s Discussion and Analysis, we established various ranges of expected performance for fiscal year 2012. The following is an indication of our progress toward these targets:

Measure	2012 Expected Range	Actual Q3 12 YTD Results Achieved

Gross margin as % of net revenue	Between 54.5 and 56.5%	54.6% ✓
Administrative and marketing expenses as % of net revenue	Between 41 and 43%	40.4% ✓
Net income as % of net revenue	At or above 6%	7.7% ✓
Effective income tax rate	At or below 28.5%	27.0% ✓
Return on equity (notes 1 and 3)	At or above 14%	3.6% x
Net debt to EBITDA (notes 2 and 3)	Below 2.5	1.31 ✓

The above table contains forward-looking statements. See the Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis.

note 1: Return on equity is calculated as net income for the last four quarters divided by average shareholders’ equity over each of these quarters note 2: Net debt to EBITDA is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and term deposits, divided by (2) EBITDA for the last four quarters, which is calculated as income before income taxes plus net interest expense, amortization of intangible assets, deprecation of property and equipment, and goodwill and intangible impairment note 3: Return on equity and Net debt to EBITDA are non-IFRS measures and are discussed in the Definitions Section of our 2011 Financial Review

✓ Met or performed better than target

X Did not meet target

At the end of Q3 12, we met, or performed better than, all of our targets with the exception of return on equity.

Excluding the impact of the $90 million non-cash goodwill impairment recorded in Q4 11, our return on equity would have been 15.4%.

Balance Sheet

The following highlights the major changes to our assets, liabilities, and equity from December 31, 2011:

(In millions of Canadian dollars)	Sept 30, 2012	Dec 31, 2011	$ Change	% Change

Total current assets	587.8	529.2	58.6	11.1%

Property and equipment	107.4	107.9	(0.5)	(0.5%)
Goodwill	550.5	509.0	41.5	8.2%
Intangible assets	79.4	72.0	7.4	10.3%
Other financial assets	62.0	61.6	0.4	0.6%
All other assets	46.1	47.7	(1.6)	(3.4%)

Total assets	1,433.2	1,327.4	105.8	8.0%

Current portion of long-term debt	49.6	59.6	(10.0)	(16.8%)
Provisions	14.8	16.4	(1.6)	(9.8%)
All other current liabilities	290.2	251.5	38.7	15.4%

Total current liabilities	354.6	327.5	27.1	8.3%

Long-term debt	245.2	236.6	8.6	3.6%
Provisions	41.9	42.1	(0.2)	(0.5%)
All other liabilities	96.8	94.0	2.8	3.0%
Equity	694.7	627.2	67.5	10.8%

Total liabilities and equity	1,433.2	1,327.4	105.8	8.0%

Refer to the Liquidity and Capital Resources section of this report for an explanation of the change in current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2012

STANTEC INC. (UNAUDITED)

Property and equipment decreased due to depreciation, partly offset by additions due to normal operations. Goodwill and intangible assets increased due to the acquisition of PHB Group (PHB), ABMB Engineering, Inc. (ABMB), and Cimarron during the second and third quarters of 2012. In addition, intangible assets increased due to the renewal of an agreement for AutoCAD software during the first quarter of 2012. The increase in intangible assets was partly offset by amortization. In total, long-term debt decreased $1.4 million, mainly due to the payment of $37.5 million of notes payable for prior acquisitions, and $4.9 million for finance lease obligations, as well as a $1.9 million decrease in our revolving credit facility outstanding balance. These decreases were partly offset by a $41.8 million increase in notes payable from acquisitions year to date. Total provisions decreased by $1.8 million, mainly due to a decrease in our provisions for claims and lease exit and onerous contract liabilities.

Overall, the carrying amount of the assets and liabilities of our US subsidiaries on our consolidated balance sheets decreased due to the strengthening of the Canadian dollar from US$0.98 at December 31, 2011, to US$1.02 at September 30, 2012.

Our shareholders’ equity increased mainly due to $89.8 million in net income earned in the first three quarters of 2012, $7.4 million in share options exercised for cash, and $2.1 million in share-based compensation expense. These increases were partly offset by $20.6 million dividends declared year to date and an $11.0 million comprehensive loss mainly attributable to the exchange loss on the translation of our US subsidiaries.

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients.

The following table summarizes our key operating results on a percentage of net revenue basis, and the percentage increase in the dollar amount of these results:

	Quarter ended Sept 30			Three quarters ended Sept 30

	Percentage of Net Revenue		Percentage Increase (Decrease) *	Percentage of Net Revenue		Percentage Increase (Decrease) *

	2012	2011	2012 vs. 2011	2012	2011	2012 vs. 2011

Gross revenue	121.5%	122.5%	12.4%	120.0%	121.5%	11.8%
Net revenue	100.0%	100.0%	13.4%	100.0%	100.0%	13.1%
Direct payroll costs	45.0%	44.5%	14.5%	45.4%	44.5%	15.4%
Gross margin	55.0%	55.5%	12.5%	54.6%	55.5%	11.3%
Administrative and marketing expenses	39.7%	40.0%	12.5%	40.4%	40.8%	11.8%
Depreciation of property and equipment	1.8%	2.0%	(2.8%)	1.7%	2.0%	(1.5%)
Amortization of intangible assets	1.3%	1.2%	21.4%	1.3%	1.3%	9.7%
Net interest expense	0.6%	0.7%	(12.0%)	0.6%	0.7%	(8.0%)
Other net finance expense	0.1%	0.2%	0.0%	0.2%	0.3%	0.0%
Share of income from associates	(0.2%)	0.0%	n/m	(0.1%)	0.0%	n/m
Foreign exchange loss	0.0%	0.1%	(80.0%)	0.0%	0.0%	0.0%
Other expense (income)	0.0%	0.0%	n/m	0.0%	0.0%	n/m
Income before income taxes	11.7%	11.3%	17.9%	10.5%	10.4%	14.4%
Income taxes	3.1%	3.1%	17.8%	2.8%	2.8%	14.1%
Net income	8.6%	8.2%	18.0%	7.7%	7.6%	14.5%

* % increase calculated based on the dollar change from the comparable period

n/m = not meaningful

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2012

STANTEC INC. (UNAUDITED)

The following section outlines certain factors that affected the results of our operations in the third quarter of 2012 and should be read in conjunction with our unaudited consolidated financial statements for the quarter ended September 30, 2012.

Gross and Net Revenue

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Caution Regarding Forward-Looking Statements at the end of this report.

In the course of providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue.

Revenue earned by acquired companies in the first 12 months after their acquisition is initially reported as revenue from acquisitions and thereafter as organic revenue.

All our practice area units generate a portion of their gross revenue in the United States. The value of the Canadian dollar averaged par to the US dollar in Q3 12 compared to US$1.02 in Q3 11, representing a 2.0% decrease. This weakening of the Canadian dollar had a positive effect on the revenue reported in Q3 12 compared to Q3 11. Fluctuations in other foreign currencies did not have a material impact on our revenue.

The following table summarizes the impact of acquisitions, organic growth, and foreign exchange on our gross and net revenue:

Gross Revenue (In millions of Canadian dollars)	Quarter ended Sept 30 2012 vs. 2011	Three quarters ended Sept 30 2012 vs. 2011

Increase due to:
Acquisition growth	25.1	68.0
Organic growth	26.2	67.7
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	2.0	11.9

Total net increase in gross revenue	53.3	147.6

Net Revenue (In millions of Canadian dollars)	Quarter ended Sept 30 2012 vs. 2011	Three quarters ended Sept 30 2012 vs. 2011

Increase due to:
Acquisition growth	20.1	58.5
Organic growth	25.3	67.5
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	1.5	9.3

Total net increase in net revenue	46.9	135.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2012

STANTEC INC. (UNAUDITED)

The increase in acquisition gross and net revenue in Q3 12 compared to the same quarter last year was due to the revenue earned in Q3 12 attributed to the acquisitions listed in the Revenue by Region and Revenue by Practice Area Unit sections below. The increase in organic gross and net revenue in Q3 12 compared to Q3 11 was experienced in all our practice area units except in our Transportation and Buildings practice area units, as described below.

The following table summarizes the growth in gross revenue by region:

Gross Revenue by Region
(in millions of Canadian dollars)	Quarter Ended Sept 30, 2012	Quarter Ended Sept 30, 2011	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Canada	282.3	246.7	35.6	9.6	26.0	n/a
United States	180.1	169.0	11.1	15.5	(6.4)	2.0
International	21.3	14.7	6.6	-	6.6	-

Total	483.7	430.4	53.3	25.1	26.2	2.0

(in millions of Canadian dollars)	Three Quarters Ended Sept 30, 2012	Three Quarters Ended Sept 30, 2011	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Canada	793.9	705.3	88.6	27.1	61.5	n/a
United States	548.1	501.7	46.4	40.9	(6.4)	11.9
International	57.0	44.4	12.6	-	12.6	-

Total	1,399.0	1,251.4	147.6	68.0	67.7	11.9

n/a - not applicable

Total gross revenue was positively impacted by the acquisitions completed in 2011 and 2012, organic growth, and by the weakening of the Canadian dollar in Q3 12 compared to Q3 11.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2012

STANTEC INC. (UNAUDITED)

The following lists the acquisitions completed in 2011 and 2012 that impacted specific regions, year to date:

•

Canada: QuadraTec, Inc. (QuadraTec) (February 2011); the Caltech Group (Caltech) (May 2011); FSC Architects and Engineers (FSC) (October 2011); PHB Group (PHB) (May 2012); and Cimarron Engineering Ltd. (Cimarron) (August 2012)

•	United States: Bonestroo, Inc. and Bonestroo Services, LLC (Bonestroo) (September 2011); ENTRAN, Inc. (ENTRAN) (October 2011); and ABMB Engineers, Inc. (ABMB) (May 2012)

Canada. Gross revenue in our Canadian operations increased by 14.4% in Q3 12 compared to Q3 11 and by 12.6% year to date in 2012 compared to 2011. These increases were due to acquisition and organic growth. The year-to-date 8.7% organic growth was mainly due to increased resource activity, such as in our oil and gas and mining sectors, where we continue to provide environmental and industrial services to our clients. The resource activity in western Canada has also maintained momentum for related infrastructure investment. Public sector work is mixed in Canada. In some provinces such as Ontario, the review of government budgets is creating uncertainty related to infrastructure spending while other provinces are moving ahead with a regular flow of projects. Support continues for the public-private partnership (P3) model in Canada and, in most provinces, projects continue to be released albeit at a slower rate with increased competition. For example, during the quarter we secured a significant P3 project to design 12 new schools in Alberta. The P3 model will accelerate work on the schools being built across Alberta, resulting in completion two years sooner than conventional project delivery methods would have provided. Due to the growth we have experienced year to date, we have revised our outlook for our Canadian operations for 2012, from that described in the Outlook section of our 2011 Financial Review, from moderate revenue growth to moderate to strong revenue growth.

United States. Gross revenue in our US operations increased by 6.6% in Q3 12 compared to Q3 11 and 9.2% year to date due to acquisition growth and foreign exchange. During the quarter organic gross revenue retracted by $6.4 million, mainly in the eastern United States in our environment and transportation practices. In the public sector, the upcoming November federal elections are creating uncertainty; clients remain in a “wait and see” mode with their long-term programs pending clarity in funding for infrastructure-related activities and directions related to environmental and business priorities. The healthcare bill may also be impacted by the election, and clients have placed a hold on certain spending plans until clearer direction is established. The passage of the transportation bill is positive although it does not provide long-term clarity for building and sustaining the quality of infrastructure required into the future.

In the private sector, certain regions, such as those supported by resource activity, are strengthening more quickly while other states constrained by deep deficits, high unemployment, and lower tax receipts remain challenged. The upcoming election may have considerable impact on the direction of resource-related investment. We are maintaining our position in this market and making gains in certain areas such as the Southeast. As the resource landscape changes in the United States, our Environment practice area unit is positioning itself for further growth by providing permitting and front-end services. Our Industrial practice area unit is also responding by supporting infrastructure development in the oil and gas sector such as in midstream related services, or in the power sector by assisting with retrofits. Overall, we believe our US operations will be stable in 2012 compared to 2011 as described in the Outlook section of our 2011 Financial Review.

International. Gross revenue in our International operations grew by 44.9% in Q3 12 compared to Q3 11 and by 28.4% year to date in 2012 compared to 2011. The majority of our revenue in our international operations relates to our Buildings and Urban Land practice area units and the mining sector. The increases in gross revenue were due to organic growth in our urban development sector, mainly in water-related projects. Due to the growth we have experienced year to date, we have revised our outlook for our International operations for 2012, from that described in the Outlook section of our 2011 Financial Review, from stable to moderate revenue growth to strong revenue growth.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2012

STANTEC INC. (UNAUDITED)

The following table summarizes gross revenue by practice area unit:

	Quarter ended September 30
Practice Area Unit Gross Revenue	2012	% of Consulting Services Gross Revenue	2011	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2012 vs. 2011
(In millions of Canadian dollars, except %)

Buildings	100.8	20.8%	95.8	22.3%	5.2%
Environment	169.4	35.0%	157.3	36.5%	7.7%
Industrial	97.1	20.1%	73.9	17.2%	31.4%
Transportation	60.0	12.4%	57.4	13.3%	4.5%
Urban Land	56.4	11.7%	46.0	10.7%	22.6%

Total	483.7	100.0%	430.4	100.0%	12.4%

	Three quarters ended September 30
Practice Area Unit Gross Revenue	2012	% of Consulting Services Gross Revenue	2011	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2012 vs. 2011
(In millions of Canadian dollars, except %)

Buildings	321.2	23.0%	314.4	25.1%	2.2%
Environment	470.4	33.6%	448.1	35.8%	5.0%
Industrial	278.4	19.9%	211.1	16.9%	31.9%
Transportation	166.6	11.9%	150.4	12.0%	10.8%
Urban Land	162.4	11.6%	127.4	10.2%	27.5%

Total	1,399.0	100.0%	1,251.4	100.0%	11.8%

Note: Comparative figures have been restated due to a realignment of several practice components between our

Buildings, Industrial, Transportation, and Urban Land practice area units.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2012

STANTEC INC. (UNAUDITED)

As indicated above, our gross revenue was impacted by acquisitions, organic growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area unit is summarized as follows:

Practice Area Unit Gross Revenue

	Quarter ended Sept 30, 2012 vs. 2011
(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Buildings	5.0	4.5	-	0.5
Environment	12.1	1.2	10.1	0.8
Industrial	23.2	5.0	18.1	0.1
Transportation	2.6	9.6	(7.5)	0.5
Urban Land	10.4	4.8	5.5	0.1

Total	53.3	25.1	26.2	2.0

	Three quarters ended Sept 30, 2012 vs. 2011
(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Buildings	6.8	11.3	(7.5)	3.0
Environment	22.3	4.0	13.6	4.7
Industrial	67.3	15.8	50.6	0.9
Transportation	16.2	18.2	(4.3)	2.3
Urban Land	35.0	18.7	15.3	1.0

Total	147.6	68.0	67.7	11.9

Note: Comparative figures have been restated due to a realignment of several practice components between our

Buildings, Industrial, Transportation, and Urban Land practice area units.

The following lists the acquisitions completed in 2011 and 2012 that impacted specific practice area units year to date:

•	Buildings: QuadraTec (February 2011); FSC (October 2011); and PHB (May 2012)
•	Environment: Bonestroo (September 2011)
•	Industrial: Caltech (May 2011), Cimarron (August 2012)
•	Transportation: ENTRAN (October 2011) and ABMB (May 2012)
•	Urban Land: Bonestroo (September 2011)

Buildings. The Buildings practice area unit had flat organic revenue growth in Q3 12 compared to Q3 11 and had 2.4% organic revenue retraction year to date in 2012 compared to 2011. The year-to-date organic retraction was due to softening of the buildings market. However, we continue to experience steady opportunities in all our regions. Organic growth was impacted by increased competition and project execution which resulted in revisions made to our estimated cost to complete on certain large projects in the first half of 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2012

STANTEC INC. (UNAUDITED)

The buildings industry in general has experienced increased competition and continued pressure in funding for private and public sector clients, in particular in the healthcare market, which is one of the practice area unit’s strongest. US firms are competing increasingly in the Canadian market, which has historically been our stronghold. With this competitive environment there are increasing pressures for all consulting firms to provide more services for lower fees, including, for example, less flexibility to negotiate fees on change orders; however, we believe this is a cyclical issue. Although at a lower level, opportunities still exist for private-public partnerships (P3) in Canada. Opportunities in our United Kingdom operations have been impacted by restraint on infrastructure spending. Management is monitoring the reduction in organic revenue growth and backlog level, and adjusting staff levels accordingly. We continue to secure projects in our key market sectors, which are healthcare, education, and aviation, despite the continued softening of the market in 2012, and we continue to grow our commercial buildings practice. For example, we were recently commissioned to design a new innovative and technology-rich 300,000-square-foot (91,400-square-meter) library for Temple University in Philadelphia, Pennsylvania. We also secured the facilities programing work for a significant and large new science building at Memorial University in St. John’s, Newfoundland. In addition, Alberta Infrastructure and Alberta Health Services awarded us the design work for a 100-bed continuing care facility in Fort McMurray, Alberta. This is a facility that will provide a combination of care for dementia patients, continuing care, and supportive living.

We believe that the outlook for our Buildings practice area unit is to end the year with stable to moderate decline in organic revenue for 2012 compared to 2011. In the second quarter of 2012, we revised our outlook, included in our 2011 Financial Review, from stable to a stable to moderate decline since we believe the uncertainty in funding for public projects and increased competition may continue to impact the practice area unit’s growth. Nonetheless, our top-tier positioning and global expertise in healthcare, education, and aviation will enable us to continue to pursue a broad range of North American and international opportunities. In our healthcare business, we expect to continue leveraging our strong portfolio though uncertainties remain in key markets, particularly in the United States, where the direction of healthcare investment is dependent on the outcome of the presidential election. We expect our commercial sector to remain strong as our national reach, local strength, and breadth of services positions us with major retail clients renovating or expanding their locations. Overall, our Buildings practice is ranked amongst the top building design practices in the industry and is well positioned to secure significant project opportunities in 2012, despite the overall uncertainties in the North American and global economy.

Environment. The Environment practice area unit had 6.4% organic revenue growth in Q3 12 compared to Q3 11 and 3.0% organic revenue growth year to date in 2012 compared to 2011. The year-to-date organic growth was due to continued growth in the mining, oil and gas, and power sectors. For example, we have a multi-disciplinary team working on site-wide environmental monitoring for the Joslyn North mine project in northeastern Alberta. We are providing aquatics, noise, and terrestrial monitoring programs as well as regulatory reporting.

Oil prices have been above historic averages, and international opportunities for the sale of natural gas and oil have encouraged increased activity in large-scale projects in the Canadian oil and gas sector, especially in western Canada. The recent fluctuations in oil prices and base metal prices have not materially impacted activities in this practice area unit. The increased desire to access western Canadian ports for export of hydrocarbons to Asia and other destinations has generated substantial opportunities in terms of inter-provincial pipelines and associated marine facilities. Recruiting efforts in the last two quarters were successful in all regions of Canada and the United States to assist with the growing backlog. Although the power sector continues to grow, it may be impacted by the expiration of the US federal renewable energy production tax credit at the end of 2012.

In the water sector, new investment was relatively flat as municipalities continue to deal with budget constraints. However, there was still investment in existing facilities due to regulatory requirements and consent decrees that require water and sewage treatment plants to be upgraded and combined sewer overflow programs to continue. For example, we are working as part of a team on the expansion of the metro Vancouver Annacis Wastewater Treatment Plant upgrade, one of the largest wastewater treatment plants in Canada. We also continued to expand our water service offerings into other industrial water activities such as tailings pond treatment, flood control, water reuse, water resource management, and in

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2012

STANTEC INC. (UNAUDITED)

the mining sector. In the US, our geotechnical operations are still benefiting from long-term projects, in particular projects with the Tennessee Valley Authority and the US Army Corps of Engineers.

We believe that the outlook for our Environment practice area unit is to end the year with stable to moderate organic revenue growth in 2012 compared to 2011. We provide environmental services to clients across numerous sectors and expect our focus on integrated service offerings, especially related to our Industrial practice area unit, will support our top-tier positioning across North America. We expect to continue leveraging our relationships with large clients across geographic locations and service offerings and to strategically position our front-end permitting and regulatory business with our clients in the United States. In the water sector, we believe we are well positioned to secure projects due to our strong local relationships along with those opportunities resulting from a more stringent regulatory environment. We expect that the continued regulatory scrutiny and public pressure on water issues related to energy projects will generate opportunities.

Industrial. The Industrial practice area unit had 24.5% organic revenue growth in Q3 12 compared to Q3 11 and 24.0% organic revenue growth year to date in 2012 compared to 2011. The strong year-to-date organic growth was due to an increase in project activity, in particular in the mining and oil and gas sectors, which resulted in continued increases in staff levels and backlog. During the quarter, we continue to work on large, long-term projects such as the BHP Billiton’s Jansen potash mine project in Saskatchewan. Various organic growth initiatives are still being pursued; however, growth could be limited by fluctuations in commodity prices or our ability to hire sufficient qualified personnel in growing markets.

Challenges still exist in the US economy and the upcoming election may have considerable impact on the direction of resource-related investment. Our business in Canada has not been affected by the fluctuation in oil prices. We have secured additional projects in the oil and gas sector as our clients are planning for the long term and are adding capacity for storage and distribution. In particular, we continue to work on projects for major midstream clients. As a result of long-term client relationships and current market opportunities, and with the acquisition of Cimarron, we anticipate continued growth in our pipeline business.

We experienced strong growth in the mining sector as we continue to secure significant projects with the world’s top mining companies and build relationships with new clients. The easing of commodity prices has caused certain clients to place some projects on hold due to cash flow reductions or to extend their capital expenditures over longer timeframes. However, our largest projects continue to be funded by our clients, and we continue our strategy to diversify exposure to various commodities and to grow into areas that support all areas of resource development. For example, during the quarter we secured a project to perform a feasibility study for a mining client in Nevada. Our Industrial Buildings and Facilities sector continues to see opportunities in multiple areas including large industrial facilities, transportation, equipment dealers, and servicing companies, where both public and private clients are renewing or building new facilities.

We believe that the outlook for our Industrial practice area unit is to end the year with strong organic revenue for 2012 compared to 2011. In the second quarter we revised our outlook, included in our 2011 Financial Review, from moderate to strong since commodity prices are expected to remain sufficiently strong to encourage our private sector clients to continue their capital spending through 2012. We expect continued robust activity in the oil and gas sector supported by our recent acquisitions. In mining, major companies suffer from reduced cash flow due to a drop in commodity prices. While this could result in a slowdown of our work, we believe that our largest clients will continue to invest in projects for the longer term and that our work load will continue at current levels or slightly decrease. We expect to remain stable in other industrial sectors. Overall, our strong relationships with large global and national industrial clients, and continuing to leverage our full portfolio of services, will contribute to our further growth.

Transportation. The Transportation practice area unit had 13.1% organic revenue retraction in Q3 12 compared to Q3 11 and 2.9% organic revenue retraction year to date in 2012 compared to 2011. The organic retraction occurred mainly in the United States and was due to a reduction in the use of subconsultants in the quarter, a reduction of opportunities in New York State and Florida, and project execution which resulted in revisions made to estimated costs to complete on certain large projects.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2012

STANTEC INC. (UNAUDITED)

Although provincial deficits may offset the pace of project releases, we continue to secure steady work in the Canadian market. For example, during the quarter, as part of a team, the City of Winnipeg awarded us the preliminary and detail design, as well as the construction administration services, for the twinning of Kenaston Boulevard in Winnipeg, Manitoba. We continue to seek further opportunities in the Canadian P3 market and see increased activities in the US design-build market as our design focus makes us a strong partner for our clients in this sector. We believe the new US transportation bill, passed in the second quarter, will provide a stable level of funding for transportation spending over the next 24 months. This bill provides stability for mid-term projects; however, the lack of a long-term federal funding strategy may still hold back larger projects. Bridge inspections, rehabilitation, and maintenance remain a stable element of our portfolio due to our long-term relationship with clients and our expertise in this area. For example, during the quarter we were awarded a two-year contract with a repeat client, the Nevada Department of Transportation, to provide professional and technical engineering services for bridge inspections and load rating services on a statewide basis. We also continue to secure work in our transit/rail sector. For example, during the quarter we were selected by the Dallas Area Rapid Transit to provide professional services and to serve as the Contracting Officer’s Representative. In this role we will be responsible for managing the Trinity Railway Express Positive Train Control project. Positive train control is a federal requirement mandated by the Federal Railroad Safety Improvement Act.

We believe that the outlook for our Transportation practice area unit is to end the year with stable organic revenue growth for 2012 compared to 2011. We changed our outlook to stable growth from stable to moderate organic growth as indicated in our 2011 Financial Review. With additional clarity in the United States around stable levels of funding from the two-year transportation extension/bill, we expect to continue to secure state and local roadway projects. In Canada, we believe small local projects as well as larger P3s will contribute to maintaining a steady base of work. We expect our rail and transit groups will maintain their current activity levels during 2012. However, we remain cautious as efforts to reduce state and provincial deficits may affect the pace of project releases or cause delays in some planned transportation projects.

Urban Land. The Urban Land practice area unit had 12.0% organic revenue growth in Q3 12 compared to Q3 11 and 12.0% organic revenue growth year to date in 2012 compared to 2011. The year-to-date organic growth was due to continued activity in certain geographic areas, particularly in western Canada and internationally, and our efforts to diversify into the nonresidential sector. We continue to supplement our project backlog with nonresidential work in the commercial, municipal, parks, brownfield development, and sports and recreation sectors.

In 2012, Canada accounted for approximately 55% of our urban land business year to date, with approximately 45% of the work being spread throughout a number of locations in the United States and some early activity on projects outside of North America. During the quarter, the housing market continued to remain solid in western Canada while activity remained stable in eastern Canada. The US housing market is showing positive signs of recovery. Indicators such as foreclosures and distressed mortgages are at lower levels, and in many regions median home prices are increasing. In Florida, and to a certain extent in California, markets are showing signs of improvement, and we believe we are well positioned to take advantage of these new opportunities. For example, we recently were awarded a project in Sarasota, Florida, to provide design services, from initial site planning through construction phase services, for 600 to 800 units to be built on 500 acres (202 hectares) added to the existing Country Club East Golf Course Community in Lakewood Ranch. We are also seeing strong opportunities related to previous acquisitions in the Midwest. We continued to pursue and take advantage of opportunities in both the residential and nonresidential markets in Canada and the United States, demonstrating our ability to provide a variety of services to different segments in the urban development market.

We believe the outlook for our Urban Land practice area unit in 2012 is to end the year with strong organic revenue growth compared to 2011. We changed our outlook to strong growth from stable to moderate growth as indicated in our 2011 Financial Review. We anticipate the Canadian market will be steady, with strength in the western provinces and in locations related to resource activity. Positive signs exist in the US economy overall and we expect the housing markets to gradually strengthen. We anticipate growing opportunities in locations near areas of natural resource development and where population growth or migration is occurring. We continue to focus on our multidisciplinary team approach, diversifying our client base, and positioning our business for improving economic conditions.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2012

STANTEC INC. (UNAUDITED)

Gross Margin

For a definition of gross margin, refer to the discussion in the Definitions Section of our 2011 Financial Review, which is incorporated by reference herein. Our gross margin as a percentage of net revenue was 55.0% in Q3 12 compared to 55.5% in Q3 11. The year-to-date gross margin was 54.6% compared to 55.5% in Q3 11. Our year-to-date gross margin for 2012 was within our targeted range of 54.5 to 56.5% set out in our 2011 Financial Review. All the practice area units, except Urban Land, had a year-to-date decrease in gross margins.

The following table summarizes our gross margin percentages by practice area unit:

	Quarter ended Sept 30		Three quarters ended Sept 30
Gross Margin by Practice Area Unit	2012	2011	2012	2011

Buildings	54.9%	52.7%	54.1%	54.7%
Environment	59.0%	59.0%	58.1%	58.4%
Industrial	48.5%	50.1%	48.2%	50.1%
Transportation	52.4%	54.2%	52.3%	53.4%
Urban Land	58.8%	60.2%	59.3%	59.1%

Note: Comparative figures have been restated due to a realignment of several practice components between our Buildings,

Industrial, Transportation, and Urban Land practice area units.

In general, fluctuations in the margins reported depend on the particular mix of projects in progress during any quarter and on our project execution. These fluctuations reflect the nature of our business model, which is based on diversifying our operations across geographic locations, practice area units, and all phases of the infrastructure and facilities project life cycle.

In the Buildings practice area unit, the year-to-date decrease in gross margin was due to the softening of the buildings market, in particular in healthcare. This has resulted in increased competition, and with increased competition clients are demanding more services for lesser fees; however, we believe this is a cyclical issue. The quarterly gross margin was higher in Q3 12 compared to Q3 11 since Q3 11’s margins were impacted by revisions made to estimated cost to complete on certain large projects.

The Industrial practice area unit continues to grow organically. The impact of this growth in a lower-margin practice negatively impacts the consolidated gross margin. Also, certain legacy client service agreements from acquisitions have significantly lower contracted margins. We have started to improve these margins upward as agreements are renewed. Also, as these projects are completed, the impact of these legacy projects will decrease.

In the Transportation practice area unit, the gross margin in the quarter and year to date was impacted by increased competition in Canada, project execution which resulted in revisions made to estimated costs to complete, and ongoing pursuits for design build and P3 projects. During the pursuit phase of these types of projects, we perform work for reduced margins, which are subsequently increased if our team is successful in securing the project.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2012

STANTEC INC. (UNAUDITED)

The following table summarizes our gross margin percentages by region:

	Quarter ended Sept 30		Three quarters ended Sept 30
Gross Margin by Region	2012	2011	2012	2011

Canada	55.7%	56.2%	55.3%	56.8%
United States	53.7%	54.1%	53.6%	53.5%
International	56.6%	58.6%	53.2%	53.8%

The reduction in the gross margin in Canada was mainly due to the impact of lower margins recognized on major projects in our Buildings and Transportation practice area units, and the impact of a growing Industrial practice area unit at lower gross margins.

The lower gross margins experienced in the United States compared to Canada were principally due to the mix of projects in progress, the competitive environment in the United States, and the lower margins generally experienced in US government projects, especially in our Transportation practice area unit.

The gross margin in our international operations continued to increase sequentially to 56.6% in Q3 12 from 52.9% in Q2 12 due to securing higher margin projects. The year-to-date margin in our International region compared to Canada was impacted by reduced margins in our Buildings practice area unit; a significant portion of our International revenue is earned in this practice.

Administrative and Marketing Expenses

Our administrative and marketing expenses as a percentage of net revenue were 39.7% for Q3 12 compared to 40.0% for Q3 11. Our year-to-date administrative and marketing expenses as a percentage of net revenue were 40.4% for 2012 compared to 40.8% for 2011, which is better than our expected range of 41.0 to 43.0%. Administrative and marketing expenses were lower due to our continued focus on managing our costs and operational efficiencies. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the period as well as by acquisition activities.

Intangible Assets

The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally 1 to 4 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 16 quarters following an acquisition. The following table summarizes the amortization of identifiable intangible assets for Q3 12 and Q3 11 and on a year-to-date basis for 2012 and 2011:

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2012

STANTEC INC. (UNAUDITED)

Amortization of Intangibles	Quarter ended Sept 30		Three quarters ended Sept 30
(In thousands of Canadian dollars)	2012	2011	2012	2011

Client relationships	1,564	1,146	4,792	3,879
Backlog (note 1)	1,748	1,427	4,293	4,692
Software	1,760	1,510	5,267	4,427
Other	276	67	1,100	483
Lease disadvantage	(258)	-	(776)	-

Total amortization of intangible assets	5,090	4,150	14,676	13,481

note 1: Backlog is a non-IFRS measure further discussed in the Definitions Section of our 2011 Financial Review.

Our amortization of intangible assets increased by $0.9 million in Q3 12 compared to Q3 11 mainly due to the amortization of client relationship balances of the Anshen & Allen Architecture, Inc.; Cimarron; ABMB; ECO:LOGIC Engineering; and FSC acquisitions, as well as the amortization of backlog balances of ABMB; ENTRAN, Inc.; and FSC. Our amortization of intangible assets increased by $1.2 million year to date in 2012 compared to the same period last year, mainly due to the amortization of client relationship balances of the Caltech; FSC; and ENTRAN, Inc. acquisitions. In addition, the amortization of software increased as we commenced amortization on the upgrade to our enterprise management system, which was put into use in Q1 12.

Based on the unamortized intangible asset balance remaining at the end of Q3 12, we expect our amortization expense for intangible assets for the full year 2012 to be approximately $21 million. The actual expense may be impacted by any new acquisitions completed after Q3 12.

Net Interest Expense

Our net interest expense decreased by $0.3 million in Q3 12 compared to Q3 11 and by $0.6 million year to date, mainly due to a lower long-term debt balance compared to the same period in 2011. The nature of our revolving credit facility and senior secured notes is further described in the Liquidity and Capital Resource section below.

Based on our credit facility balance at September 30, 2012, we estimate that a 0.5% increase or decrease in interest rates, with all other variables held constant, would have an immaterial impact on our net income and basic earnings per share for the quarter. We have the flexibility to partially mitigate our exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. Our senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the senior secured notes interest payments.

Foreign Exchange Gains/Losses

During Q3 12, we recorded a $0.1 million foreign exchange loss compared to a $0.5 million loss in Q3 11. These foreign exchange losses arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars. The foreign exchange loss incurred during the quarter was due to the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities. As at September 30, 2012, we had no foreign currency forward contracts.

During the first three quarters of 2012, we recorded a $12.5 million loss in our foreign exchange adjustments in other comprehensive income, compared to a $19.8 million gain during the same period in 2011. These unrealized gains and losses arose when translating our foreign operations into Canadian dollars. The loss during the three quarters of 2012 was due to the strengthening of the Canadian dollar from US$0.98 at December 31, 2011, to US$1.02 at September 30, 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2012

STANTEC INC. (UNAUDITED)

The gain during the three quarters of 2011 was due to the weakening of the Canadian dollar from US$1.01 at December 31, 2010, to US$0.95 at September 30, 2011.

We estimate that at September 30, 2012, a $0.01 increase or decrease in the foreign exchange rates, with all other variables held constant, would have an immaterial impact on our net income for the quarter.

Income Taxes

Our effective income tax rate for the first three quarters of 2012 was 27.0% compared to 26.5% for the year ended December 31, 2011 (without the impact of the goodwill impairment charge of $90.0 million recorded in 2011). The effective tax rate of 27.0% meets the target of at or below 28.5% set out in our 2011 Financial Review. The income tax rate of 27.0% in Q3 12 is based on statutory rates in the jurisdictions in which we operate and on our estimated earnings in each of these jurisdictions.

We believe that we will meet the 2012 expected target of at or below 28.5% set out in our 2011 Financial Review. We review our estimated income tax rate quarterly and adjust it based on changes in statutory rates in the jurisdictions in which we operate as well as on our estimated earnings in each of these jurisdictions.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes thereto.

Quarterly Unaudited Financial Information

(In millions of Canadian dollars, except per share amounts)	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011

Gross revenue	483.7	476.2	439.1	432.0
Net revenue	398.1	396.6	370.9	348.2
Net income (loss)	34.1	30.8	24.9	(65.7)
EPS – basic	0.74	0.67	0.55	(1.45)
EPS – diluted	0.74	0.67	0.55	(1.45)

	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010

Gross revenue	430.4	412.3	408.7	383.7
Net revenue	351.2	342.3	336.8	310.9
Net income	28.9	25.7	23.8	23.3
EPS – basic	0.63	0.56	0.52	0.51
EPS – diluted	0.63	0.56	0.52	0.51

Quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options whose exercise price is not in the money.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2012

STANTEC INC. (UNAUDITED)

The following table summarizes the impact of acquisitions, organic growth, and foreign exchange on our gross revenue for the following quarterly comparisons:

(In millions of Canadian dollars)	Q3 12 vs. Q3 11	Q2 12 vs. Q2 11	Q1 12 vs. Q1 11	Q4 11 vs. Q4 10

Increase in gross revenue due to:
Acquisition growth	25.1	22.9	20.0	38.4
Organic growth	26.2	33.7	7.8	8.2
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	2.0	7.3	2.6	1.7

Total net increase in gross revenue	53.3	63.9	30.4	48.3

During Q4 11, excluding the impact of a $90.0 million non-cash goodwill impairment charge, net income increased by $1.0 million, or 4.3%, from the same period in 2010, and diluted earnings per share for Q4 11 increased by $0.02, or 3.9%, compared to Q4 10. Including the impact of the $90.0 million goodwill impairment charge, net income for Q4 11 decreased by $89.0 million from the same period in 2010, and diluted earnings per share for Q4 11 decreased by $1.96 compared to Q4 10. Net income during Q4 11 was positively impacted by the increase in gross revenue and a reduction in administrative and marketing labor as a percentage of net revenue from 43.0% in Q4 10 to 41.5% in Q4 11. Staff time charged to marketing and administrative labor may fluctuate from quarter to quarter because it is influenced by the mix of projects in progress and being pursued during the period, as well as by acquisition integration activities. In Q4 10, we were in the process of integrating the eight acquisitions completed during the second half of 2010 compared to three in the second half of 2011. Apart from the goodwill impairment charge, net income was also negatively impacted by a reduction in gross margin as a percentage of net revenue. Our gross margin percentage was 55.1% in Q4 11 compared to 56.7% in Q4 10. This decrease mainly occurred in our Buildings and Industrial practice area units, resulting from the mix of projects during the quarter, increased competition, and a softening of the buildings market in the United States, United Kingdom, and United Arab Emirates.

During Q1 12, net income increased by $1.1 million, or 4.6%, from the same period in 2011, and diluted earnings per share for Q1 12 increased by $0.03 or 5.8%, compared to Q1 11. Net income for Q1 2012 was positively impacted by an increase in revenue due to acquisitions completed in 2011 and organic growth due to increased activity in the mining and oil and gas sectors, partially offset by a slower than anticipated economic recovery in the United States. Compared to Q1 11, we reported organic growth in our Industrial and Urban Land practice area units. In addition, our results were positively impacted by a reduction of our administrative and marketing expense as a percentage of net revenue from 42.2% in Q1 11 to 41.5% in Q1 12 due to our continued focus on managing our costs and operational efficiencies. Net income was negatively impacted by a reduction of gross margin as a percentage of net revenue from 55.8% in Q1 11 to 54.4% in Q1 12. This decrease mainly occurred in our Buildings and Industrial practice area units, resulting from lower margins being recognized on a number of major projects, continued softening of the healthcare market, and the impact of certain legacy projects from acquisitions that had significantly lower contracted margins. In addition, as our Industrial practice grows organically, the impact of this growth in a lower-margin practice negatively impacts the consolidated gross margin.

During Q2 12, net income increased by $5.1 million, or 19.8%, from the same period in 2011, and diluted earnings per share for Q2 12 increased by $0.11 or 19.6%, compared to Q2 11. Net income for Q2 2012 was positively impacted by an increase in revenue due to acquisitions completed in 2011 and 2012 and organic growth spurred by increased activity in the mining, oil and gas, and urban land sectors. Compared to Q2 11, we reported organic growth in all our practice areas units with the exception of Buildings. In addition, our results were positively impacted by a reduction of our administrative and marketing expense as a percentage of net revenue from 40.4% in Q2 11 to 40.0% in Q2 12 due to our continued focus on managing our costs and operational efficiencies. Net income was negatively impacted by a reduction of gross margin as a percentage of net revenue from 55.1% in Q2 11 to 54.3% in Q2 12. This decrease occurred in all our practice

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2012

STANTEC INC. (UNAUDITED)

area units except Urban Land, mainly due to the mix of projects in progress during the quarter, lower margins being recognized on a number of major projects, continued softening of the buildings market, and the impact of certain legacy projects from acquisitions that had significantly lower contracted margins. In addition, as our Industrial practice grows organically, the impact of this growth in a lower-margin practice negatively impacts the consolidated gross margin.

LIQUIDITY AND CAPITAL RESOURCES

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $350 million credit facility, senior secured notes, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, sustaining capital spending on property and equipment, and repaying long-term debt.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model, as described in the Management’s Discussion and Analysis in our 2011 Financial Review, reduces the impact of changing market conditions on our operating cash flows. Consequently, we do not anticipate any immediate need to access additional equity capital through the sale of our equity. However, under certain favorable market conditions, we would consider issuing common shares to facilitate acquisition growth or to reduce the utilized level on our credit facility.

We continue to limit our exposure to credit risk by placing our cash and short-term deposits in, and when appropriate by entering into derivative agreements with, high-quality credit institutions. Our investments held for self-insured liabilities include bonds and equities, and we mitigate the risk associated with these bonds and equities to some extent through the overall quality and mix of our investment portfolio.

Working Capital

The following table represents summarized working capital information as at September 30, 2012, compared to December 31, 2011:

(In millions of Canadian dollars, except ratios)	Sept 30, 2012	Dec 31, 2011	Change

Current assets	587.8	529.2	58.6
Current liabilities	(354.6)	(327.5)	(27.1)
Working capital (note 1)	233.2	201.7	31.5
Current ratio (note 1)	1.66	1.62	0.04

note 1: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both terms are further discussed in the Definitions Section of our 2011 Financial Review.

Current assets increased mainly due to an $81.9 million increase in trade and other receivables and unbilled revenue. Our investment in trade and other receivables and unbilled revenue increased to 100 days at September 30, 2012, compared to 92 days at December 31, 2011, and did not change from Q2 12. This increase compared to December 31, 2011, relates to unbilled revenue in our Canadian region and in our Buildings and Urban Land practice area units. In addition, current other assets increased $1.2 million and current other financial assets increased by $1.5 million due to an increase in investments held for self-insurance. These increases were partially offset by an $18.0 million decrease in cash and short-term deposits due to cash being held at December 31, 2011, for the payment of notes from acquisitions that were paid in early January 2012. Income taxes recoverable also decreased by $8.3 million due to tax refunds received year to date.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2012

STANTEC INC. (UNAUDITED)

Current liabilities increased, primarily from a $33.2 million increase in trade and other payables due mainly to the accrual of dividends payable and the timing of employee payroll. As well, billings in excess of costs increased by $5.7 million and other liabilities increased by $1.6 million. These increases were partially offset by a $10.0 million decrease in the current portion of long-term debt resulting from the payment of notes from acquisitions, a $1.9 million decrease in other financial liabilities mainly due to the payment of accrued interest on notes payable from acquisitions, and a $1.6 million decrease in the current portion of provisions.

Cash Flows

Our cash flows from (used in) operating, investing, and financing activities as reflected in our consolidated statements of cash flows, are summarized in the following table:

	Quarter ended September 30			Three quarters ended September 30

(In millions of Canadian dollars)	2012	2011	Change	2012	2011	Change

Cash flows from operating activities	81.6	62.6	19.0	103.8	52.3	51.5
Cash flows used in investing activities	(45.7)	(6.4)	(39.3)	(107.6)	(69.9)	(37.7)
Cash flows used in financing activities	(22.7)	(46.4)	23.7	(14.0)	(34.3)	20.3

Cash Flows From Operating Activities

Our cash flows from operating activities are impacted by the timing of acquisitions—in particular, the timing of payments of acquired trade and other payables, including employee annual bonuses. On a year-to-date basis, the $51.5 million increase in cash flows from operating activities was a result of the following:

•	Our cash receipts from clients increased due to our acquisitions and organic growth.

•	Our income tax paid in 2012 was lower due to a reduction in tax installments. In addition, taxes paid in 2011 were higher since we paid tax balances acquired from acquisitions.

The above was partly offset by an increase in our cash paid to suppliers and an increase in cash paid to employees due to an increase in the number of employees and bonuses paid.

Cash Flows Used in Investing Activities

Our cash flows used in investing activities increased year to date, mainly due to an increase in cash used for business acquisitions and the payment of notes payable from prior acquisitions. Year to date, we have used $74.0 million in cash for business acquisitions and the payment of notes payable compared to $54.2 million in the same period in 2011. There was also a $9.8 million increase in the purchase of intangible assets and property and equipment, in particular, the purchase of AutoCAD software in the first quarter of 2012 and a $1.8 million increase in investments held for self-insured liabilities in 2012 year to date compared to the same period in 2011. In addition, contributing to the increase in cash flows used in investing activities was a $5.7 million decrease in cash inflows from the disposition of investments and other assets.

As a professional services organization, we are not capital intensive. In the past, we have made capital expenditures primarily for items such as leasehold improvements, computer equipment, furniture, and other office and field equipment. Our property and equipment and software purchases totaled $8.3 million in Q3 12 compared to $4.5 million in Q3 11. One factor contributing to the higher spending on property and equipment in Q3 12 compared to Q3 11 was the number of leasehold and furniture improvements made to various offices and enhancements to our information technology infrastructure and enterprise system. Our Q3 12 purchases were within our expected range for 2012 to support ongoing operational activity and growth. In the remainder of 2012, we plan to continue to invest in enhancements to our information technology infrastructure and enterprise systems in order to optimize and streamline our business processes and prepare

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2012

STANTEC INC. (UNAUDITED)

for continued growth. During Q3 12, we financed our property and equipment and software purchases through cash flows from operations.

Cash Flows Used in Financing Activities

Our cash flows used in financing activities decreased year to date due to a net decrease in cash outflows of $12.3 million from our revolving credit facility compared to the net outflow from our revolving credit facility and senior secured notes for the same period in 2011. In addition, cash outflows for financing activities decreased in 2012 compared to 2011 since in 2012 we did not have any cash outflows for the repurchase of shares for cancelation under our normal course issuer bid while in 2011 we had $11.1 million, and in 2012 we did not have any cash outflows for the payment of bank indebtedness assumed from acquisitions while in 2011 we had $3.3 million. Also, in 2012 we had a $6.2 million increase in additional cash inflow from the issuance of shares for employees exercising their share options.

The above decreases in cash flows used in financing activities were partially offset by a $13.7 million increase in cash outflows for our first two dividend payments paid on April 17, 2012, and July 19, 2012.

Capital Structure

We manage our capital structure according to the internal guideline established in our 2011 Financial Review of maintaining a net debt to EBITDA ratio of below 2.5. We calculate our net debt to EBITDA ratio, a non-IFRS measure, as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and short-term deposits, divided by (2) EBITDA, which is calculated as income before income taxes plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment. At September 30, 2012, our net debt to EBITDA ratio was 1.31 calculated on a trailing four quarter basis. Going forward, there may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level above the target for a period of time.

During the second quarter of 2012, we extended the maturity date of our $350 million revolving credit facility to August 31, 2016, and reduced our rates of borrowing. This facility also allows us to access additional funds under the same terms and conditions on approval of our lenders. During the second quarter of 2012, the limit on these additional funds increased from $75 million to $150 million. Our credit facility is available for acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed and certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on our level of consolidated debt to EBITDA, from 20 to 145 for Canadian prime and US base rate loans, and from 120 to 245 for bankers’ acceptances, LIBOR loans, and letters of credit. Prior to Q2 2012, the basis points varied, depending on our level of consolidated debt to EBITDA, from 50 to 175 for Canadian prime and US base rate loans, and from 150 to 275 for bankers’ acceptances, LIBOR loans, and letters of credit. At September 30, 2012, $262.6 million was available in the revolving credit facility for future activities.

On May 13, 2011, we issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1.1 million. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between Stantec Inc., as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. The senior secured notes are ranked equally with our existing revolving credit facility. Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 each year, until maturity or the earlier payment, redemption, or purchase in full of the senior secured notes. We may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The senior secured notes contain restrictive covenants. All of our assets are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2012

STANTEC INC. (UNAUDITED)

We are subject to financial and operating covenants related to our credit facility and senior secured notes. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerated repayment of our debt obligation. In particular, at each quarter-end, we must satisfy the following at any time: 1) our consolidated EBITDAR to debt service ratio must not be less than 1.25 to 1.0 for the revolving credit facility and senior secured notes and 2) our consolidated debt to EBITDA ratio must not exceed 2.5 to 1.0 for the revolving credit facility, and 2.75 to 1.0 for the senior secured notes, except in the case of a material acquisition, when our consolidated debt to EBITDA ratio must not exceed 3.0 to 1.0 for the revolving credit facility, and 3.25 to 1.0 for the senior secured notes, for a period of two complete quarters following the acquisition. These EBITDA and EBITDAR to debt service ratios are defined in the Definitions Section of our 2011 Financial Review. We were in compliance with all these covenants as at and throughout the period ended September 30, 2012.

In 2011, we amended our $350 million revolving credit facility to add a bid bond facility in the amount of $10 million. This facility also allows us to access an additional $5 million under the same terms and conditions upon approval from our lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies. At September 30, 2012, $1.5 million had been issued under this bid bond facility.

Shareholders’ Equity

Share options exercised during the first three quarters of 2012 generated $7.4 million in cash compared to $1.1 million in cash generated during the same period in 2011. No shares were repurchased year to date, compared to 459,600 shares repurchased for $11.1 million in the same period in 2011.

OTHER

Outstanding Share Data

As at September 30, 2012, there were 45,879,748 common shares and 1,582,303 share options outstanding. During the period of September 30, 2012 to October 31, 2012, no shares were repurchased under our normal course issuer bid, 3,000 share options were exercised, and 7,334 share options were forfeited. As at October 31, 2012, there were 45,882,748 common shares and 1,571,969 share options outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other obligations as at September 30, 2012, on a discounted basis:

Contractual Obligations	Payment Due by Period
	Less than				After 5
(In millions of Canadian dollars)	Total	1 Year	1–3 Years	4–5 Years	Years

Debt	293.3	48.4	38.0	151.6	55.3
Interest on debt	35.7	9.4	16.1	8.7	1.5
Operating leases	480.0	86.0	161.7	110.7	121.6
Finance lease obligation	2.4	1.4	0.9	0.1	-
Purchase and service obligations	15.7	5.8	5.6	4.3	-
Other obligations	11.0	2.9	1.7	0.1	6.3

Total contractual obligations	838.1	153.9	224.0	275.5	184.7

For further information regarding the nature and repayment terms of our long-term debt and finance lease obligations, refer to the Cash Flows Used in Financing Activities section of this report and notes 10 and 16 in our unaudited

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2012

STANTEC INC. (UNAUDITED)

consolidated financial statements for the quarter ended September 30, 2012. Our operating lease commitments include obligations under office space rental agreements, and our purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Our other obligations include amounts payable under our deferred share unit and restricted share unit plans and a commitment to purchase the non-controlling interests of The National Testing Laboratories Limited over a period ending in 2014. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

Off-Balance Sheet Arrangements

As of September 30, 2012, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $5.9 million that expire at various dates before October 2013. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. We also provide indemnifications and, in limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. Our surety facility facilitates, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at September 30, 2012, $11.5 million in bonds (US$11.7 million) was issued under this surety facility. At September 30, 2012, $1.5 million was issued under our bid bond facility, which allows us to issue bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies.

During 2009, we issued a guarantee, up to a maximum of US$60 million, for project work with the US federal government. If this guarantee is exercised, we have recourse to our insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in our professional services. At September 30, 2012, $155,000 of this guarantee had been exercised, but we have not made any payments under this guarantee, and no amounts have been accrued in our consolidated financial statements with respect to the guarantee.

Financial Instruments and Market Risk

The nature and extent of our use of financial instruments, as well as the risks associated with these instruments, have not changed from those described in the Financial Instruments and Market Risk section of our 2011 Financial Review and are incorporated by reference herein.

Related-Party Transactions

We have subsidiaries that are 100% owned and special purpose entities that are consolidated in our financial statements. From time to time, we enter into transactions with associated companies and joint ventures. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s-length basis. Key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include its chief executive officer (CEO), chief financial officer (CFO), chief operating officer (COO), and senior vice presidents. We pay compensation to key management personnel and directors in the normal course of business. From time to time, we guarantee the obligation of a subsidiary or special purpose entity regarding lease agreements. In addition, from time to time, we guarantee a subsidiary or special purpose entity’s obligations to a third party pursuant to an acquisition agreement. Transactions with subsidiaries, special purpose entities, associated companies, joint ventures, and key management personnel are further described in note 21 of our Q3 12 unaudited consolidated financial statements and are incorporated by reference herein.

OUTLOOK

During the quarter we revised our overall outlook for 2012, from that described in the Outlook section of our 2011 Financial Review, from a moderate increase in organic gross revenue growth to a moderate to strong increase in organic revenue growth, with a targeted 4.0% to 5.0% increase compared to 2011. We revised this target mainly due to the strength we are experiencing in the mining and oil and gas sectors in 2012 compared to 2011 and signs of increased activity in our Urban

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2012

STANTEC INC. (UNAUDITED)

Land practice area unit. The outlook for each practice area unit in 2012 ranges from a stable to moderate organic retraction for our Buildings practice area unit, to stable to moderate organic growth for our Environment practice area unit, to stable for our Transportation practice area unit, to strong organic growth for our Industrial and Urban Land practice area units. Further discussion on the outlooks for each of our practice area units for 2012 can be found in the Gross and Net Revenue subheading of the Results section of this Management’s Discussion and Analysis.

We operate in a highly diverse infrastructure and facilities market in North America and internationally consisting of many technical disciplines, practice areas, client types, and industries in both the private and public sectors, which gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may fluctuate from quarter to quarter depending on variables such as project mix, economic factors, and integration activities related to acquisitions in a quarter. In the third quarter of 2012, we saw no significant changes in our industry environment or market opportunities. Our business model continues to focus on mitigating risk by diversifying our operations across geographic locations, practice area units, and all phases of the infrastructure and facilities project life cycle. In addition, our overall expectations remain consistent with those discussed in the Gross and Net Revenue section of this Management’s Discussion and Analysis and those generally described in the Outlook section of the Management’s Discussion and Analysis included in our 2011 Financial Review.

The above outlook is based, in part, on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis included in our 2011 Financial Review. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES

Critical Accounting Estimates

The preparation of our financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. There has been no significant change in our critical accounting estimates in Q3 12 from those described in our 2011 Financial Review under the heading Critical Accounting Estimates, Developments, and Measures and in note 5 of our December 31, 2011, audited consolidated financial statements, which are incorporated by reference herein.

Definition of Additional IFRS Measures and Non-IFRS Measures

IFRS mandates certain minimum line items for financial statements and requires presentation of additional line items, headings, and subtotals when such presentation is relevant to an understanding of a company’s financial position and performance. This Management’s Discussion and Analysis includes additional IFRS measures, namely, gross revenue, net revenue, and gross margin. This Management’s Discussion and Analysis also includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS, namely, working capital, current ratio, net debt to equity ratio, return on equity ratio, EBITDA, EBITDAR, debt to EBITDA ratio, net debt to EBITDA ratio, EBITDAR to debt service ratio, and backlog. These non-IFRS measures may not be comparable to similar measures presented by other companies. For the first three quarters ended September 30, 2012, there has been no significant change in our description of additional IFRS measures and non-IFRS measures from that included in our 2011 Financial Review under the heading Critical Accounting Estimates, Developments, and Measures (referred to herein as the “Definitions Section”) and incorporated by reference herein. Readers are encouraged to refer to this discussion in our 2011 Financial Review for additional information.

Recent Accounting Pronouncements

Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 4 of our Q3 12 unaudited interim consolidated financial statements, which is incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2012

STANTEC INC. (UNAUDITED)

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Our CEO and CFO evaluated our disclosure controls and procedures (as defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15 (e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting during the last fiscal quarter covered by this quarterly report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

RISK FACTORS

For the quarter ended September 30, 2012, there has been no significant change in our risk factors from those described in our 2011 Financial Review, incorporated by reference herein, including our exposure to market factors that can affect our performance with respect to currency and interest rates.

SUBSEQUENT EVENT

On October 31, 2012, the Company declared a dividend of $0.15 per share, payable on January 17, 2013, to shareholders of record on December 31, 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2012

STANTEC INC. (UNAUDITED)

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Core Business and Strategy section and of our annual and long-term targets and expectations for our regions and practice area units in the Results and Outlook sections, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2012 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

We provide forward-looking information for our business in the Core Business and Strategy section as well as the Results (under the Overall Performance, Results of Operations—Gross and Net Revenue, Results of Operations—Intangible Assets, Results of Operations—Income Taxes, and Liquidity and Capital Resources subheadings) and Outlook sections of this report in order to describe the management expectations and targets by which we measure our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the quarter ended September 30, 2012, there has been no significant change in our risk factors from those described in our 2011 Financial Review that are incorporated by reference herein.

Assumptions

In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian, US, and various international economies in 2012 and its effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2012 are listed in the Outlook section of our 2011 Financial Review. The following information updates and, therefore, supersedes those assumptions.

In establishing our level of future cash flows, we assumed that the Canadian dollar would remain stable compared to the US dollar throughout the year. As well, we assumed that our average interest rate would remain relatively stable in 2012 compared to 2011. On September 30, 2012, the Canadian dollar closed at US$1.02, representing a 4.1% increase since December 31, 2011. The average interest rate on our revolving credit facility was 2.12% at September 30, 2012, compared to 2.65% at December 31, 2011. The interest rate on our senior secured notes is fixed. In establishing our effective income tax rate, we assumed the tax rate substantially enacted at the time of preparing our targets for 2012 for the countries in which we operate, primarily Canada and the United States. Our effective tax rate as at September 30, 2012, was 27.0% compared to 26.5% (without the impact of the goodwill impairment charge of $90.0 million recorded in 2011) for the year ended December 31, 2011, as further explained on page M-16.

In our 2011 Financial Review, we noted that, according to the Canadian Mortgage and Housing Corporation (CMHC), single detached housing starts in Canada were expected to be 190,000 units in 2012. The CMHC has since revised its forecast to 207,200.

In our 2011 Financial Review, we noted that, according to the National Association of Home Builders (NAHB) in the United States, seasonally adjusted annual rates of single-family housing starts in the United States were expected to increase to 499,000 units in 2012. This forecast has since been revised upward to 528,000 units in 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2012

STANTEC INC. (UNAUDITED)

In our 2011 Financial Review, the US Congressional Budget Office, in its Budget and Economic Projections, forecasted gross domestic product (GDP) growth to be 2.0% in 2012. This forecast has since been revised to 2.1%. In our 2011 Financial Review, the Congressional Budget Office also estimated that the federal budget deficit would equal approximately 7.0% of GDP in 2012. This forecast has since been revised to 7.3%.

In our 2011 Financial Review, the Bank of Canada forecasted GDP growth to be 2.0% in 2012. This forecast has since been revised to 2.1%. The Bank of Canada Canadian/US exchange rate projection is US$0.98, which is consistent with the rate in our 2011 Financial Review.

In our 2011 Financial Review, the Energy Information Administration projected a continued increase in energy prices in 2012. This has since been revised to suggest that prices will moderate from recent highs to the end of 2012.

In our 2011 Financial Review, the World Bank forecasted GDP growth for 2012 of 6.5% for India, 0.6% for the United Kingdom, 3.6% for Latin America and the Caribbean region, and 2.3% for the Middle East and North Africa region. This forecast has since been revised to 6.4% for India, 0.5% for the United Kingdom, 3.5% for Latin America and the Caribbean region, and 0.6% for the Middle East and North Africa region.

The outlooks for our Buildings, Industrial, Transportation, and Urban Land practice area units changed during the second and third quarter of 2012 from those described in the Outlook section of our 2011 Financial Review. The outlook for each practice area unit in 2012 ranges from a stable to moderate organic retraction for our Buildings practice area unit, to stable to moderate organic growth for our Environment practice area unit, to stable for our Transportation practice area unit, to strong organic growth for our Industrial and Urban Land practice area units.

The assumptions used in establishing these outlooks are discussed in the outlooks for each of our practice area units for 2012 in the Gross and Net Revenue subheading of the Results section of this Management’s Discussion and Analysis and in the Outlook section of our 2011 Financial Review, which is incorporated by reference herein.

The preceding list of assumptions is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of October 31, 2012, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2012, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2012

STANTEC INC. (UNAUDITED)

Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars)	Notes	September 30 2012 $	December 31 2011 $

ASSETS	10
Current
Cash and short-term deposits	6	18,120	36,111
Trade and other receivables	7	361,891	310,669
Unbilled revenue		164,540	133,881
Income taxes recoverable		8,456	16,800
Prepaid expenses		14,345	13,908
Other financial assets	8	16,089	14,612
Other assets	9	4,402	3,172

Total current assets		587,843	529,153
Non-current
Property and equipment		107,351	107,853
Goodwill		550,526	509,028
Intangible assets		79,370	72,047
Investments in associates		3,065	2,365
Deferred tax assets		39,128	43,647
Other financial assets	8	62,026	61,606
Other assets	9	3,938	1,657

Total assets		1,433,247	1,327,356

LIABILITIES AND EQUITY
Current
Trade and other payables		225,077	191,859
Billings in excess of costs		55,122	49,441
Current portion of long-term debt	10	49,588	59,593
Provisions	11	14,804	16,373
Other financial liabilities	12	3,140	5,042
Other liabilities	13	6,847	5,208

Total current liabilities		354,578	327,516
Non-current
Long-term debt	10	245,158	236,601
Provisions	11	41,874	42,076
Deferred tax liabilities		56,534	54,564
Other financial liabilities	12	2,236	2,257
Other liabilities	13	38,141	37,191

Total liabilities		738,521	700,205

Shareholders’ equity
Share capital	15	236,516	226,744
Contributed surplus	15	14,541	14,906
Retained earnings		467,015	397,847
Accumulated other comprehensive loss		(23,449)	(12,449)

Total equity attributable to equity holders of the Company		694,623	627,048

Non-controlling interests		103	103

Total equity		694,726	627,151

Total liabilities and equity		1,433,247	1,327,356

See accompanying notes

September 30, 2012

STANTEC INC. (UNAUDITED)

Consolidated Statements of Income

(Unaudited)

		For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars, except per share amounts)	Notes	2012 $	2011 $	2012 $	2011 $

Gross revenue		483,687	430,354	1,398,981	1,251,357
Less subconsultant and other direct expenses		85,559	79,156	233,363	221,010

Net revenue		398,128	351,198	1,165,618	1,030,347
Direct payroll costs	19	178,983	156,313	529,358	458,882

Gross margin		219,145	194,885	636,260	571,465
Administrative and marketing expenses	5,9,15,19	157,928	140,346	470,447	420,797
Depreciation of property and equipment		7,027	7,173	20,203	20,521
Amortization of intangible assets		5,090	4,150	14,676	13,481
Net interest expense	18	2,247	2,537	6,901	7,510
Other net finance expense		641	696	2,135	2,099
Share of income from associates		(526)	(104)	(1,331)	(452)
Foreign exchange loss		106	482	133	90
Other (income) expense		(65)	-	125	(41)

Income before income taxes		46,697	39,605	122,971	107,460

Income taxes
Current		9,324	8,946	28,640	25,979
Deferred		3,284	1,748	4,562	3,036

Total income taxes		12,608	10,694	33,202	29,015

Net income for the period		34,089	28,911	89,769	78,445

Weighted average number of shares outstanding – basic		45,788,734	45,662,087	45,694,805	45,703,009

Weighted average number of shares outstanding – diluted		45,800,853	45,726,931	45,694,805	45,812,925

Shares outstanding, end of the period		45,879,748	45,380,252	45,879,748	45,380,252

Earnings per share
Basic		0.74	0.63	1.96	1.72

Diluted		0.74	0.63	1.96	1.71

See accompanying notes

September 30, 2012

STANTEC INC. (UNAUDITED)

Consolidated Statements of Comprehensive Income

(Unaudited)

	For the quarter ended September 30		For the three quarters ended September 30

	2012	2011	2012	2011
(In thousands of Canadian dollars)	$	$	$	$

Net income for the period	34,089	28,911	89,769	78,445

Other comprehensive (loss) income
Exchange differences on translation of foreign operations	(12,937)	31,763	(12,501)	19,780
Net unrealized gain (loss) on available-for-sale financial assets	1,015	(1,717)	1,541	(1,638)
Net realized gain on available-for-sale financial assets transferred to income	(1)	-	(13)	(45)
Income tax effect on available-for-sale financial assets	(18)	30	(27)	30

Other comprehensive (loss) income for the period, net of tax	(11,941)	30,076	(11,000)	18,127

Total comprehensive income for the period, net of tax	22,148	58,987	78,769	96,572

See accompanying notes

September 30, 2012

STANTEC INC. (UNAUDITED)

Consolidated Statements of Shareholders’ Equity

(Unaudited)

	Shares Outstanding (note 15)	Share Capital (note 15)	Contributed Surplus (note 15)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$

Balance, December 31, 2010	45,768,320	225,158	13,340	393,844	(16,757)	615,585

Net income				78,445		78,445
Other comprehensive income					18,127	18,127

Total comprehensive income				78,445	18,127	96,572

Share options exercised for cash	71,532	1,112				1,112
Share-based compensation expense			2,058			2,058
Shares repurchased under normal course issuer bid	(459,600)	(2,270)	(145)	(8,659)		(11,074)
Reclassification of fair value of share options previously expensed		402	(402)			-

Balance, September 30, 2011	45,380,252	224,402	14,851	463,630	1,370	704,253

Balance, December 31, 2011	45,523,585	226,744	14,906	397,847	(12,449)	627,048

Net income				89,769		89,769
Other comprehensive loss					(11,000)	(11,000)

Total comprehensive income				89,769	(11,000)	78,769

Share options exercised for cash	356,163	7,350				7,350
Share-based compensation expense			2,057			2,057
Reclassification of fair value of share options previously expensed		2,422	(2,422)			-
Dividends declared				(20,601)		(20,601)

Balance, September 30, 2012	45,879,748	236,516	14,541	467,015	(23,449)	694,623

See accompanying notes

September 30, 2012

STANTEC INC. (UNAUDITED)

Consolidated Statements of Cash Flows

(Unaudited)

		For the quarter ended September 30		For the three quarters ended September 30

		2012	2011	2012	2011
(In thousands of Canadian dollars)	Notes	$	$	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		471,330	424,284	1,355,599	1,205,425
Cash paid to suppliers		(141,289)	(141,498)	(442,019)	(427,552)
Cash paid to employees		(240,963)	(213,960)	(778,872)	(687,688)
Interest received		388	414	1,101	1,243
Interest paid		(1,247)	(1,899)	(9,424)	(8,421)
Finance costs paid		(567)	(622)	(1,921)	(1,887)
Income taxes paid		(9,039)	(8,551)	(27,299)	(37,756)
Income taxes recovered		2,941	4,401	6,602	8,920

Cash flows from operating activities	20	81,554	62,569	103,767	52,284

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	5	(34,102)	(8,876)	(74,021)	(54,207)
Dividends from equity investments		200	-	630	175
Increase in investments held for self-insured liabilities		(3,186)	(2,617)	(8,188)	(6,353)
Decrease (increase) in investments and other assets		(308)	9,327	3,036	8,692
Purchase of intangible assets		(454)	(383)	(9,594)	(3,827)
Purchase of property and equipment		(7,821)	(4,135)	(19,605)	(15,601)
Proceeds on disposition of property and equipment		10	362	180	1,259

Cash flows used in investing activities		(45,661)	(6,322)	(107,562)	(69,862)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of bank debt		(24,154)	(39,809)	(76,401)	(197,695)
Proceeds from bank debt		5,892	3,022	73,692	57,648
Proceeds from senior secured notes		-	-	-	125,000
Transaction costs on senior secured notes		-	(140)	-	(1,115)
Repayment of acquired bank indebtedness		-	(1,115)	-	(3,281)
Payment of finance lease obligations		(883)	(1,142)	(4,879)	(4,869)
Repurchase of shares for cancellation	15	-	(7,585)	-	(11,074)
Proceeds from issue of share capital		3,306	386	7,350	1,112
Payment of dividends to shareholders	15	(6,863)	-	(13,719)	-

Cash flows used in financing activities		(22,702)	(46,383)	(13,957)	(34,274)

Foreign exchange (loss) gain on cash held in foreign currency		(195)	349	(239)	(421)

Net increase (decrease) in cash and cash equivalents		12,996	10,213	(17,991)	(52,273)
Cash and cash equivalents, beginning of the period		5,124	245	36,111	62,731

Cash and cash equivalents, end of the period	6	18,120	10,458	18,120	10,458

See accompanying notes

September 30, 2012

STANTEC INC. (UNAUDITED)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1.	Corporate Information

The interim condensed consolidated financial statements of Stantec Inc. (the Company) for the quarter ended September 30, 2012, were authorized for issue in accordance with a resolution of the Company’s Audit and Risk Committee on October 31, 2012. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange under the symbol STN. The Company’s registered office and records office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include planning, engineering, architecture, interior design, landscape architecture, surveying, project management, environmental sciences, and project economics for infrastructure and facilities projects.

2.	Basis of Preparation

These interim condensed consolidated financial statements for the quarter ended September 30, 2012, have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s December 31, 2011, annual consolidated financial statements.

The accounting policies adopted in the preparation of the Company’s interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2011. As well, taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual income.

The preparation of these interim condensed consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2011, annual consolidated financial statements.

These interim condensed consolidated financial statements are presented in Canadian dollars, and all values are rounded to the nearest thousand ($000) except where otherwise indicated.

3.	Basis of Consolidation

The interim condensed consolidated financial statements include the accounts of Stantec Inc., its subsidiaries, special purpose entities, jointly controlled entities, and investments in associates.

Subsidiaries and special purpose entities are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The statements of financial position of the subsidiaries are prepared as at September 30, 2012, using consistent accounting policies. All intercompany balances are eliminated in full.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

STANTEC INC. (UNAUDITED)

Investments in associated companies over which the Company is able to exercise significant influence, but not control, are accounted for using the equity method, which reflects the Company’s investment at original cost plus post-acquisition changes in the Company’s share of the net assets of the associate. Joint ventures and partnerships are accounted for on the proportionate consolidation basis, which results in the Company recording its pro rata share of the assets, liabilities, revenues, and expenses of each of these entities.

4.	Recent Accounting Pronouncements

The standards, amendments, and interpretations issued but not yet adopted by the Company have been disclosed in the Company’s December 31, 2011, annual consolidated financial statements. The following standards and amendments, which may be applicable to the Company, have been issued in the first three quarters of 2012:

•

In May 2012, the International Accounting Standards Board (IASB) issued “Annual Improvements to IFRSs 2009-2011 Cycle.” The annual improvements process provides the IASB a vehicle for making necessary but non-urgent amendments to International Financial Reporting Standards (IFRSs).

•

In June 2012, the IASB issued “Consolidated Financial Statements, Joint Arrangements and Disclosures of Interests in Other Entities: Transition Guidance”—amendments to IFRS 10, IFRS 11, and IFRS 12. The amendments clarify the IASB’s intentions when first issuing the transition guidance in IFRS 10 and provide transitional relief by limiting the requirements of adjusted comparative information.

5.	Business Acquisitions

Acquisitions are accounted for under the acquisition method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company and when the valuation of intangible assets acquired is finalized. The preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these measurement period adjustments are material.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed, which may result in an increase or reduction to the note payable consideration recorded on the acquisition date to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are due to facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

In addition, consideration specified in certain purchase agreements may be based on future performance parameters. This contingent consideration is recognized at its fair value at the acquisition date. Any changes to the fair value after the acquisition date are recorded in other expense (income).

In the case of some acquisitions, additional payments may be made to the employees of an acquired company that are based on their continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed, as compensation, as services are provided by the employees.

Acquisitions in 2012

On May 18, 2012, the Company acquired the net assets and the business of PHB Group (PHB) for cash consideration and notes payable. Based in St. John’s, Newfoundland, PHB provides architecture and interior

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

STANTEC INC. (UNAUDITED)

design services and offers a full range of pre-design services such as site selection studies, life safety studies, building condition reports, feasibility studies, master planning, programming, and project management services. PHB’s architectural services complement the Company’s existing buildings engineering, geotechnical engineering, and environmental services presence in Newfoundland.

On May 25, 2012, the Company acquired all the shares and business of ABMB Engineers, Inc. (ABMB) for cash consideration and promissory notes. ABMB is based in Baton Rouge, Louisiana, and also has offices in Jackson, Vicksburg, and Madison, Mississippi; and New Orleans, Louisiana. ABMB provides transportation and infrastructure engineering services to a variety of clients. The addition of ABMB will grow the Company’s transportation practice in the US Southeast while providing a new presence for the Company in Mississippi.

On August 24, 2012, the Company acquired all the shares and business of Cimarron Engineering Ltd. (Cimarron) for cash consideration and notes payable. Cimarron is based in Calgary, Alberta, with an additional office in Edmonton, and is an industry leader specializing in the development, design, installation, and integrity maintenance of oil and gas pipeline systems and station facilities, with a focus on upstream and transmission applications. Cimarron also has a power division that specializes in the design of medium- to high-voltage electrical systems for utility and oil and gas clients. The addition of Cimarron will enhance the Company’s oil and gas and power practices throughout North America.

Acquisitions in 2011

On February 11, 2011, the Company acquired all the shares and business of QuadraTec, Inc. for cash consideration and notes payable. With offices in Newfoundland and Labrador, QuadraTec, Inc. provides mechanical, electrical, industrial, and communications engineering; energy management; design studies; and contract management.

On May 27, 2011, the Company acquired all the shares and business of the Caltech Group (Caltech) for cash consideration and notes payable. Headquartered in Calgary, Alberta, Caltech provides multidisciplinary engineering, procurement, and construction management services. The addition of Caltech’s services augmented the Company’s existing oil and gas and power business throughout North America. Caltech has experience in the design of utility, electrical asset, and telecom facilities, which includes a range of client planning, engineering, consulting, and development services.

On September 2, 2011, the Company acquired all the shares and business of Bonestroo, Inc. and Bonestroo Services, LLC (Bonestroo) for cash consideration and promissory notes. Bonestroo is an engineering, planning, and environmental science firm with offices in Minnesota, Wisconsin, Illinois, Michigan, and North Dakota. The addition of Bonestroo enhances and augments the Company’s expertise with the firm’s specialty services in infrastructure planning, streets and utilities, water supply, water storage, water distribution, brownfield redevelopment, environmental planning, environmental management, environmental compliance, transportation engineering, traffic engineering, bridge design, water resources management, ice design, aquatics design, athletic fields, and sports courts design.

On October 1, 2011, the Company acquired all the shares and business of FSC Architects and Engineers (FSC) for cash consideration and promissory notes. FSC is an integrated architecture and engineering firm specializing in cold climate and remote location projects. The firm has offices in Yellowknife, Northwest Territories; Whitehorse, Yukon; Iqaluit, Nunavut; and Edmonton, Alberta. FSC is active in many sectors including airports, education, emergency services, healthcare, residential, and sports and leisure, and, therefore, augments the Company’s Building practice area unit, with additional services in Transportation and Environment.

On October 28, 2011, the Company acquired all the shares and business of ENTRAN, Inc. for cash consideration and promissory notes. The acquisition of ENTRAN, Inc. augments the Company’s Transportation practice area unit. ENTRAN, Inc. has offices in Lexington, Kentucky; Louisville, Kentucky; Cincinnati, Ohio; Chicago, Illinois;

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

STANTEC INC. (UNAUDITED)

Nashville, Tennessee; and Charleston, West Virginia. ENTRAN, Inc. specializes in roadway and bridge design, transportation planning and traffic engineering, construction engineering services, and aviation services.

During the first three quarters of 2012, the Company finalized the estimated fair value of assets acquired and liabilities assumed for the Caltech and Bonestroo acquisitions. The Company expects to finalize the estimated fair value of assets acquired and liabilities assumed for the FSC and ENTRAN, Inc. acquisitions in the fourth quarter of 2012, for the ABMB and PHB acquisitions in the second quarter of 2013, and for the Cimarron acquisition in the third quarter of 2013.

Aggregate consideration for assets acquired and liabilities assumed

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

(In thousands of Canadian dollars)	September 30 2012 $	December 31 2011 $

Cash consideration	37,914	30,658
Notes payable	41,764	31,812

Consideration	79,678	62,470

Assets and liabilities acquired
Cash acquired	1,397	108
Bank indebtedness assumed	-	(3,389)
Non-cash working capital	11,149	16,353
Property and equipment	3,433	4,260
Investments	2	317
Other financial assets	817	8,420
Intangible assets
Client relationships	13,464	1,709
Contract backlog	3,674	7,828
Lease advantages (disadvantages)	522	(5,975)
Other	978	1,998
Provisions	(773)	(2,948)
Other liabilities	(191)	(530)
Long-term debt	(3,423)	(9,060)
Deferred income taxes	(1,988)	(238)

Total identifiable net assets at fair value	29,061	18,853
Goodwill arising on acquisitions	50,617	43,617

Consideration	79,678	62,470

Trade receivables assumed from acquired companies are recognized at their fair value at the time of acquisition. The fair value of trade receivables amounts to $16,918,000 (December 31, 2011 – $24,949,000). The gross amount of trade receivables is $17,064,000 (December 31, 2011 – $26,785,000).

Goodwill comprises the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Of the goodwill and intangible assets resulting from acquisitions completed in 2012, $16,611,000 (December 31, 2011 – $12,958,000) is deductible for income tax purposes.

The fair value of provisions are determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration. As at the reporting date, provisions for claims outstanding from current and prior acquisitions were reassessed and determined to be $7,455,000 based on their expected probable outcome. Certain of these

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

STANTEC INC. (UNAUDITED)

claims are indemnified by the acquiree (note 8). The Company recorded $364,000 of indemnification assets relating to current-year acquisitions.

As a result of the PHB, ABMB, and Cimarron acquisitions, the Company assumed commitments for operating leases of approximately $33,355,000 with remaining lease terms of 10 years.

For business combinations that occurred in 2012, the Company estimates that gross revenue earned in 2012, since these acquired entities’ acquisition dates, is $12,417,000. For business combinations that occurred in 2011, the Company estimates that gross revenue earned in fiscal year 2011, since these acquired entities’ acquisition dates, is $39,958,000. The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable for the Company to disclose the acquiree’s earnings in its consolidated financial statements since the acquisition date.

If the business combinations that occurred in 2012 had taken place at the beginning of 2012, gross revenue from continuing operations for the first three quarters of 2012 would have been $1,448,956,000, and the profit from continuing operations for the Company would have been $92,325,000. If the business combinations that occurred in 2011 had taken place at the beginning of 2011, gross revenue from continuing operations for the fiscal year 2011 would have been $1,747,483,000, and the profit from continuing operations for the Company would have been $13,070,000.

In 2012, directly attributable acquisition-related costs of $428,000 (December 31, 2011 – $508,000) have been expensed and are included in administrative and marketing expenses on the consolidated statements of income.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

(In thousands of Canadian dollars)	For the quarter ended September 30 2012 $	For the three quarters ended September 30 2012 $

Cash consideration (net of cash acquired) on 2012 acquisitions	26,366	36,517
Payments on notes payable from previous acquisitions	7,736	37,504

Total net cash paid	34,102	74,021

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

STANTEC INC. (UNAUDITED)

The total notes payable and adjustments to these obligations are as follows:

(In thousands of Canadian dollars)	Notes Payable $

December 31, 2010	90,244
Additions for acquisitions in the year	31,812
Other adjustments	27
Payments	(41,120)
Interest	333
Impact of foreign exchange	1,059

December 31, 2011	82,355

Additions for acquisitions in the period	41,764
Other adjustments	137
Payments	(37,504)
Interest	409
Impact of foreign exchange	(1,169)

September 30, 2012	85,992

During the first three quarters of 2012, the Company adjusted the notes payable on the Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited; the WilsonMiller Inc.; the Burt Hill Inc.; the QuadraTec, Inc.; the Caltech; the Bonestroo; the FSC; the ENTRAN, Inc.; the Street Smarts, Inc. and Data Smarts, LLC; the Anshen & Allen Architecture, Inc.; the ECO:LOGIC Engineering; the ABMB; and the PHB acquisitions pursuant to price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital.

6.	Cash and Short-Term Deposits

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

(In thousands of Canadian dollars)	September 30 2012 $	September 30 2011 $

Cash in bank and on hand	15,999	6,951
Unrestricted investments	2,121	1,552
Cash held in escrow	-	8,571

Cash and short-term deposits	18,120	17,074
Bank indebtedness	-	(6,616)

Cash and cash equivalents	18,120	10,458

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

As part of the Bonestroo acquisition (note 5), US$1,027,000 was placed in an escrow account and was settled in September 2012.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

STANTEC INC. (UNAUDITED)

7.	Trade and Other Receivables

(In thousands of Canadian dollars)	September 30 2012 $	December 31 2011 $

Trade receivables, net of allowance	351,266	302,791
Joint venture trade receivables	2,813	2,061
Holdbacks, current	2,143	2,797
Other	5,669	3,020

Trade and other receivables	361,891	310,669

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectability of the related receivable balance based, in part, on the age of the outstanding receivables and on the Company’s historical collection and loss experience. The following table provides a reconciliation of changes to the Company’s allowance for doubtful accounts.

(In thousands of Canadian dollars)	September 30 2012 $	December 31 2011 $

Balance, beginning of the period	12,222	8,033
Provision for doubtful accounts	5,729	9,627
Deductions	(1,821)	(5,986)
Impact of foreign exchange	(251)	548

Balance, end of the period	15,879	12,222

The aging analysis of gross trade receivables is as follows:

(In thousands of Canadian dollars)	Total $	1–30 $	31–60 $	61–90 $	91–120 $	120+ $

September 30, 2012	367,145	222,551	68,043	26,737	18,219	31,595

December 31, 2011	315,013	171,036	74,299	26,673	15,880	27,125

8.	Other Financial Assets

(In thousands of Canadian dollars)	September 30 2012 $	December 31 2011 $

Investments held for self-insured liabilities	62,939	55,009
Investments	2,716	4,828
Holdbacks on long-term contracts	5,137	6,637
Indemnifications	1,828	2,329
Future sublease revenue	4,781	6,893
Other	714	522

	78,115	76,218
Less current portion	16,089	14,612

Long-term portion	62,026	61,606

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

STANTEC INC. (UNAUDITED)

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. These investments are classified as available for sale and are stated at fair value with unrealized gains (losses) being recorded in other comprehensive income.

The fair value of the bonds at September 30, 2012, was $42,381,000 (December 31, 2011 – $38,280,000), and the fair value of the equities was $20,558,000 (December 31, 2011 – $16,729,000). The amortized cost of the bonds at September 30, 2012, was $41,760,000 (December 31, 2011 – $37,642,000), and the cost of the equities was $18,383,000 (December 31, 2011 – $16,451,000). The bonds bear interest at rates ranging from 0.38% to 5.50% per annum (December 31, 2011 – 0.38% to 5.50%).

The term to maturity of the bond portfolio, stated at fair value, is as follows:

(In thousands of Canadian dollars)	September 30 2012 $	December 31 2011 $

Within one year	11,323	10,085
After one year but less than five years	31,058	28,195

Total	42,381	38,280

Indemnifications

If the Company is contractually indemnified by an acquiree for the outcome of a contingency, it must recognize an indemnification asset at the same time that it recognizes a provision. The asset and liability are initially recognized at the fair value on the acquisition date based on expected probable outcome. The Company’s indemnifications relate to certain legal claims (note 11). During 2012, the Company decreased provisions and indemnification assets relating to prior acquisitions by $491,000 due to new information obtained in the period.

Future sublease revenue

When the Company ceases to use an office space under an operating lease arrangement, or sublets part of an office space at a loss compared to its original operating lease arrangement, it records a liability for the present value of future lease payments, as well as an asset for the present value of the future rental income that is virtually certain.

9.	Other Assets

(In thousands of Canadian dollars)	September 30 2012 $	December 31 2011 $

Assets held for sale	1,474	2,551
Transaction costs on long-term debt	2,066	2,278
Licensing fees paid in advance	4,800	-

	8,340	4,829
Less current portion	4,402	3,172

Long-term portion	3,938	1,657

The Company is in the process of selling certain buildings and land. These properties meet the criteria for assets held for sale, with the expectation of selling these assets within 12 months of the date of classification as held for

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

STANTEC INC. (UNAUDITED)

sale. Therefore, these assets are measured at the lower of their carrying amount and fair value less costs to dispose, are no longer depreciated, and are classified as a current asset.

During the second quarter, the Company sold a building classified as held for sale with a net gain on sale of $55,000, which was recorded in administrative and marketing expenses in the consolidated statements of income.

10.	Long-Term Debt

(In thousands of Canadian dollars)	September 30 2012 $	December 31 2011 $

Non-interest-bearing note payable	229	214
Other notes payable	86,428	83,162
Bank loan	81,563	83,476
Senior secured notes	124,149	124,000
Finance lease obligations	2,377	5,342

	294,746	296,194
Less current portion	49,588	59,593

Long-term portion	245,158	236,601

Other notes payable

The weighted average rate of interest on the other notes payable is 2.62% (December 31, 2011 – 3.18%). The notes may be supported by promissory notes and are due at various times from 2012 to 2015. The aggregate maturity value of the notes is $87,025,000 (December 31, 2011 – $84,003,000). At September 30, 2012, $39,357,000 (US$40,030,000) (December 31, 2011 – $39,880,000 (US$39,213,000)) of the notes’ carrying amount was payable in US funds. The carrying amount of the other notes payable approximates their fair value based on interest rates in effect at September 30, 2012.

Bank loan

During the second quarter, the Company reached an agreement to extend the maturity date of its $350 million revolving credit facility to August 31, 2016. This facility also allows the Company access to additional funds under the same terms and conditions on approval from its lenders. During the second quarter, the limit to these additional funds was increased from $75 million to $150 million. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on the Company’s level of consolidated debt to EBITDA (a non-IFRS measure), from 20 to 145 for Canadian prime and US base rate loans, and from 120 to 245 for bankers’ acceptances, LIBOR loans, and letters of credit. Prior to the extension, the basis points varied, depending on the Company’s level of consolidated debt to EBITDA, from 50 to 175 for Canadian prime and US base rate loans, and from 150 to 275 for bankers’ acceptances, LIBOR loans, and letters of credit.

At September 30, 2012, $25,563,000 of the bank loan was payable in US funds (US$26,000,000), and $56,000,000 was payable in Canadian funds. At December 31, 2011, $28,476,000 of the bank loan was payable in US funds (US$28,000,000), and $55,000,000 was payable in Canadian funds. Loans may be repaid under the credit facility from time to time at the option of the Company. The credit facility contains restrictive covenants (note 17). The average interest rate applicable at September 30, 2012, was 2.12% (December 31, 2011 – 2.65%) (note 18).

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

STANTEC INC. (UNAUDITED)

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to this facility agreement. At September 30, 2012, the Company had issued and outstanding letters of credit, expiring at various dates before October 2013, totaling $4,639,000 (December 31, 2011 – $4,661,000) payable in Canadian funds; $1,225,000 (US$1,246,000) (December 31, 2011 – $1,369,000 (US$1,346,000)) payable in US funds; and nil (December 31, 2011 – $1,044,000) payable in Qatari rial and Dirham funds. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At September 30, 2012, $262,573,000 (December 31, 2011 – $259,532,000) was available in the revolving credit facility for future activities.

At September 30, 2012, and December 31, 2011, no additional letters of credit assumed from acquisitions were outstanding. The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. At September 30, 2012, $11,457,000 (US$11,653,000) (December 31, 2011 – $11,334,000 (US$11,145,000)) in bonds had been issued under this surety facility.

During the fourth quarter of 2011, the Company amended its $350 million revolving credit facility to add a bid bond facility in the amount of $10 million. This facility also allows the Company to access an additional $5 million under the same terms and conditions upon approval from its lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in an international currency. At September 30, 2012, $646,000 (CLP311,387,000) (December 31, 2011 – $366,000 (CLP187,080,000)) payable in Chilean pesos funds; $812,000 (QAR3,005,000) payable in Qatari rial funds; and $13,000 (AED50,000) payable in Dirham funds had been issued under this bid bond facility, expiring at various dates before August 2013.

Senior secured notes

On May 13, 2011, the Company issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1,115,000. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between the Company, as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. The senior secured notes are ranked pari passu with the Company’s existing revolving credit facility.

Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 until maturity or the earlier payment, redemption, or purchase in full of the senior secured notes (note 18). The Company may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The Company may purchase its senior secured notes for cancellation at any time. The senior secured notes contain restrictive covenants (note 17). All the assets of the Company are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes. If the senior secured notes and corresponding interest (note 12) were discounted at interest rates in effect at September 30, 2012, the fair value of the notes would be $130,015,000 (December 31, 2011– $129,749,000).

Finance lease obligations

The Company has finance leases for software, motor vehicles, and equipment. At September 30, 2012, the Company’s finance lease obligations included finance leases bearing interest at rates ranging from 2.17% to 7.85% (December 31, 2011 – 3.02% to 9.60%). These finance leases expire at various dates before October 2016.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

STANTEC INC. (UNAUDITED)

11.	Provisions

(In thousands of Canadian dollars)	September 30 2012 $	December 31 2011 $

Provision for self-insured liabilities	39,746	36,662
Provisions for claims	9,215	11,554
Lease exit liabilities and onerous contracts	7,717	10,233

	56,678	58,449
Less current portion	14,804	16,373

Long-term portion	41,874	42,076

In the normal conduct of operations, various legal claims are pending against the Company alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. In some cases, parties are seeking damages that substantially exceed the Company’s insurance coverage. Based on advice and information provided by legal counsel, the Company’s previous experience with the settlement of similar claims, and the results of the annual actuarial review, management believes that the Company has recognized adequate provision for probable and reasonably estimable liabilities associated with these claims. In addition, management believes that it has appropriate insurance in place to respond to and offset the cost of resolving these claims.

Due to the uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, the provisions accrued involve estimates and the ultimate cost to resolve these claims may exceed or be less than those recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income and financial position. Management reviews the timing of the outflows of these provisions on a regular basis and the majority of any cash outflows for these provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various litigations. These outflows are not expected to have a material impact on the Company’s cash flows.

Provision for self-insured liabilities

(In thousands of Canadian dollars)	September 30 2012 $	December 31 2011 $

Provision, beginning of the period	36,662	33,372
Current-period provision	7,686	9,348
Payment for claims settlement	(3,796)	(6,750)
Impact of foreign exchange	(806)	692

Provision, end of the period	39,746	36,662

At September 30, 2012, the long-term portion was $37,878,000 (December 31, 2011 – $34,189,000).

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

STANTEC INC. (UNAUDITED)

Provisions for claims

(In thousands of Canadian dollars)	September 30 2012 $	December 31 2011 $

Provision, beginning of the period	11,554	11,310
Current-period provision	812	2,115
Claims from acquisitions	364	2,039
Claims paid or otherwise settled	(3,387)	(4,052)
Impact of foreign exchange	(128)	142

Provision, end of the period	9,215	11,554

Provisions for claims include an estimate for costs associated with legal claims covered by third-party insurance. Often, these legal claims are from prior acquisitions and may be indemnified by the acquiree (notes 5 and 8).

Lease exit liabilities and onerous contracts

(In thousands of Canadian dollars)	September 30 2012 $	December 31 2011 $

Liability, beginning of the period	10,233	11,758
Current-period provision	1,394	3,243
Resulting from acquisitions	409	909
Costs paid or otherwise settled	(4,089)	(5,876)
Impact of foreign exchange	(230)	199

Liability, end of the period	7,717	10,233

Payments for lease exit liabilities and onerous contracts will occur until July 2017.

12.	Other Financial Liabilities

(In thousands of Canadian dollars)	Notes	September 30 2012 $	December 31 2011 $

Interest accrued on long-term debt	10	3,355	5,193
Other		2,021	2,106

		5,376	7,299
Less current portion		3,140	5,042

Long-term portion		2,236	2,257

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

STANTEC INC. (UNAUDITED)

13.	Other Liabilities

(In thousands of Canadian dollars)	Notes	September 30 2012 $	December 31 2011 $

Deferred gain on sale leaseback		3,676	4,004
Lease inducement benefits		28,191	27,258
Lease disadvantages		3,503	4,951
Deferred share units payable	15	5,775	3,712
Restricted share units payable	15	2,135	904
Liability for uncertain tax positions		1,708	1,570

		44,988	42,399
Less current portion		6,847	5,208

Long-term portion		38,141	37,191

14.	Contingencies and Guarantees

The nature of the Company’s legal claims and the provisions recorded for these claims are described in note 11. Although the Company accrues adequate provisions for probable legal claims, it has contingent liabilities relating to reported legal incidents that, based on current known facts, it is not probable that they will result in future cash outflows. The Company is monitoring these incidents and will accrue no provision until further information results in a situation in which the criteria required to record a provision is met. Due to the nature of these incidents, such as the range of possible outcomes and the possibility of litigation, it is not practicable for management to estimate the financial effects of these incidents, the amount and timing of future outflows, and the possibility of any reimbursement of these outflows.

During 2009, the Company issued a guarantee, up to a maximum of US$60 million, for project work with the US federal government. If the guarantee is exercised, the Company has recourse to its insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in professional services. At September 30, 2012, $155,000 of this guarantee has been exercised, but the Company has not made any payments under this guarantee, and no amounts have been accrued in the consolidated financial statements with respect to the guarantee.

In the normal course of business, the Company provides indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. The Company also indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require the Company to compensate the counterparty for costs incurred as a result of various events, including changes to or in the interpretation of laws and regulations, or as a result of damages or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties. The Company carries liability insurance, subject to certain deductibles and policy limits, that provides protection against certain insurable indemnifications. Historically, the Company has not made any significant payments under such indemnifications, and no amounts have been accrued in the consolidated financial statements with respect to these indemnifications.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

STANTEC INC. (UNAUDITED)

15.	Share Capital

Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

During the third quarter of 2012, no common shares were repurchased for cancellation pursuant to an ongoing normal course issuer bid. During the third quarter of 2011, 334,600 common shares were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $7,585,000. Of this amount, $1,654,000 and $107,000 reduced the share capital and contributed surplus accounts, respectively, with $5,824,000 being charged to retained earnings.

During the first three quarters of 2012, no common shares were repurchased for cancellation pursuant to an ongoing normal course issuer bid. During the first three quarters of 2011, 459,600 common shares were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $11,074,000. Of this amount, $2,270,000 and $145,000 reduced the share capital and contributed surplus accounts, respectively, with $8,659,000 being charged to retained earnings.

During the second quarter of 2012, the Company renewed its normal course issuer bid with the TSX, which enables it to purchase up to 1,372,282 common shares during the period from June 1, 2012 to May 31, 2013.

During the third quarter of 2012, the Company recognized a share-based compensation expense of $2,641,000 in administrative and marketing expenses on the consolidated statements of income. Of the amount expensed, $749,000 related to the fair value of options granted, and $1,892,000 related to cash-settled share-based compensation (deferred share units and restricted share units).

During the third quarter of 2011, the Company recognized a share-based compensation expense of $657,000 in administrative and marketing expenses on the consolidated statements of income. Of the amount expensed, $745,000 related to the fair value of options granted, offset by a reduction in cash-settled share-based compensation of $88,000.

During the first three quarters of 2012, the Company recognized a share-based compensation expense of $5,145,000 (September 30, 2011 – $3,433,000) in administrative and marketing expenses. Of the amount expensed, $2,057,000 (September 30, 2011 – $2,058,000) related to the fair value of options granted, and $3,088,000 (September 30, 2011 – $1,375,000) related to cash-settled share-based compensation.

The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

During the second quarter of 2010, the Company filed a short-form base shelf prospectus with all securities regulatory authorities in Canada. The Company concurrently filed a shelf registration statement in the United States on Form F-10, which was effective upon filing in definitive form. Pursuant to the prospectus, the Company could have issued up to $300,000,000 in common shares from time to time during a 25-month period effective May 6, 2010, by way of one or more prospectus supplements. This shelf prospectus expired in the second quarter of 2012, and no common shares were issued pursuant to the prospectus.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

STANTEC INC. (UNAUDITED)

Share options

The Company has granted share options to officers and employees to purchase 1,582,303 shares at prices between $20.37 and $30.61 per share. These options expire on dates between August 18, 2013, and February 28, 2019.

		September 30 2012		December 31 2011

	Shares #	Weighted Average Exercise Price $	Shares #	Weighted Average Exercise Price $

Share options, beginning of the period	1,578,300	26.64	1,480,831	24.31
Granted	375,500	29.75	410,000	28.65
Exercised	(356,163)	20.64	(214,865)	13.34
Forfeited	(15,334)	29.27	(97,666)	29.09

Share options, end of the period	1,582,303	28.70	1,578,300	26.64

At September 30, 2012, 960,416 (September 30, 2011 – 1,367,133) share options were exercisable at a weighted average price of $28.31 (September 30, 2011 – $24.61).

At September 30, 2012, no share options were antidilutive. At September 30, 2011, 1,210,000 share options were antidilutive and, therefore, were not considered in computing diluted earnings per share.

Dividends

The holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. Dividends on common shares are recognized in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s board of directors. The following describes the dividends declared in the first three quarters of 2012.

Date Declared	Record Date	Date Paid or Payable	Dividend per Share $	Paid $

February 15, 2012	March 30, 2012	April 17, 2012	0.15	6,856,000
May 9, 2012	June 29, 2012	July 19, 2012	0.15	6,863,000
August 2, 2012	September 28, 2012	October 18, 2012	0.15	-

As at September 30, 2012, trade and other payables include $6,882,000 related to the dividend payable on common shares.

Deferred share units

Under the Company’s deferred share unit plan, the chief executive officer (CEO) and directors of the board of the Company may receive deferred share units equal to one common share. These units vest on their grant date. They are paid out to the CEO and directors of the board of the Company upon their death or retirement, or in the case of the CEO, on termination, in the form of cash, and are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death,

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

STANTEC INC. (UNAUDITED)

retirement, or termination. Deferred share units cannot be paid in the form of Company shares. These units are recorded at fair value. Deferred share units are adjusted for dividends as they arise, based on the units outstanding on the record date. During the quarter, 10,355 deferred share units were issued (September 30, 2011 – 9,748). As at September 30, 2012, 167,828 units were outstanding at the carrying amount of $5,775,000 (December 31, 2011 – 136,768 units at the carrying amount of $3,712,000). As at September 30, 2012, the total intrinsic value of deferred share units was equal to the carrying amount.

Restricted share units

Under the Company’s restricted share unit plan, senior vice presidents may receive restricted share units equal to one common share. The senior vice presidents are granted an allotment of these units annually in which, after two years, they receive a cash equivalent to the weighted-by-volume average of the closing price of the Company’s common shares for the last 10 trading days prior to the unit’s release date. The restricted share units vest on their grant date since the senior vice presidents are not required to complete a specified period of service. The units are recorded at fair value. Restricted share units are adjusted for dividends as they arise based on the units outstanding on the record date. During the quarter, 267 restricted share units were issued (September 30, 2011 –nil). As at September 30, 2012, 62,034 units were outstanding at the carrying amount of $2,135,000 (December 31, 2011 – 33,311 units at the carrying amount of $904,000). As at September 30, 2012, the total intrinsic value of the restricted share units was equal to the carrying amount.

16.	Financial Instruments

All financial instruments carried at fair value are categorized in three categories, defined as follows:

•	Level 1 - Quoted market prices
•	Level 2 - Valuation techniques (market observable)
•	Level 3 - Valuation techniques (non-market observable)

At September 30, 2012, and December 31, 2011, investments held for self-insured liabilities were the only financial assets measured at fair value on a recurring basis. The carrying amount of these assets was $62,939,000 (December 31, 2011 – $55,009,000), and their fair value hierarchy was level 1. Investments held for self-insured liabilities are measured based on active market prices for identical bonds and equity securities.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and short-term deposits, investments held for self-insured liabilities, investments, holdbacks on long-term contracts, future sublease revenue, and trade and other receivables. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which is $455,584,000 as at September 30, 2012 (December 31, 2011 – $420,147,000).

The Company limits its exposure to credit risk by placing its cash and short-term deposits in high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. The risk associated with bonds and equities is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, economic, or geographic sector. In addition, management reviews trade receivables past due on an ongoing basis with the objective of identifying matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables (a non-IFRS measure). At September 30, 2012, there were 69 days (December 31, 2011 – 64 days) of revenue in trade receivables.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

STANTEC INC. (UNAUDITED)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $350 million credit facility and senior secured notes, and the issuance of common shares. The unused capacity of the credit facility at September 30, 2012, was $262,573,000 (December 31, 2011 – $259,532,000). The Company believes that it has sufficient resources to meet its obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 (note 17).

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

(In thousands of Canadian dollars)	Total $	Less than 1 Year $	1–3 Years $	After 3 Years $

December 31, 2011
Trade and other payables	191,859	191,859	-	-
Long-term debt	298,848	59,979	112,931	125,938
Other financial liabilities	7,188	5,042	595	1,551

Total contractual obligations	497,895	256,880	113,526	127,489

September 30, 2012
Trade and other payables	225,077	225,077	-	-
Long-term debt	297,102	49,946	191,226	55,930
Other financial liabilities	5,376	3,140	645	1,591

Total contractual obligations	527,555	278,163	191,871	57,521

In addition to the financial liabilities listed in the table above, the Company will pay interest on the bank loan and senior secured notes outstanding in future periods. Further information on long-term debt is included in note 10.

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility is based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds.

If the interest rate on the Company’s revolving credit facility balance at September 30, 2012, had been 0.5% higher, with all other variables held constant, net income would have decreased by approximately $74,000 for the quarter and by $223,000 year to date. If the interest rate had been 0.5% lower, there would have been an equal and opposite impact on net income.

The Company has the flexibility to partially mitigate its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. The Company’s senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the senior secured notes interest payments.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

STANTEC INC. (UNAUDITED)

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in the Company’s net income arise on the translation of foreign-denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars.

If the exchange rates had been $0.01 higher or lower at September 30, 2012, with all other variables held constant, net income would have increased or decreased by approximately $8,000.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries, or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

17.	Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, as well as acquisition growth and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth, and to respond to interest rate, foreign exchange, credit, and other risks. In order to maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to EBITDA ratio below 2.5
•	Return on equity (ROE) at or above 14%

These objectives are established on an annual basis and are monitored on a quarterly basis. The target for ROE remained unchanged from 2011. The net debt to EBITDA ratio is new for 2012. This target replaces the 2011 target of net debt to equity ratio below 0.5 since the new target is more relevant in monitoring the Company’s future capital structure and corresponds to a covenant in the revolving credit facility and senior secured notes.

Net debt to EBITDA ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and short-term deposits, divided by (2) EBITDA, which is calculated as income before income taxes plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment. The Company’s net debt to EBITDA ratio was 1.31 at September 30, 2012, calculated on a trailing four quarter basis. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-IFRS measure, is calculated as net income for the last four quarters, divided by average shareholders’ equity over each of these quarters. The Company’s ROE was 3.6% for the period ended September 30, 2012 (December 31, 2011 – 1.9%). The Company’s ROE was below target because of the $90.0 million goodwill impairment charge recorded in the fourth quarter of 2011.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

STANTEC INC. (UNAUDITED)

The Company is subject to restrictive covenants related to its $350 million revolving credit facility and its senior secured notes that are measured on a quarterly basis. These covenants include, but are not limited to, consolidated debt to EBITDA and EBITDAR to consolidated debt service ratio (non-IFRS measures). EBITDAR is calculated as EBITDA plus building rental obligations net of common area costs, taxes, charges, and levies. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with all the covenants under these agreements as at and throughout the nine months ended September 30, 2012.

18.	Net Interest Expense

	For the quarter ended September 30		For the three quarters ended September 30

	2012	2011	2012	2011
(In thousands of Canadian dollars)	$	$	$	$

Interest on other notes payable	413	587	1,159	1,772
Interest on bank loan	590	761	2,106	4,462
Interest on senior secured notes	1,412	1,424	4,232	1,888
Interest on finance leases	22	55	110	188
Other	198	124	395	443

Total interest expense	2,635	2,951	8,002	8,753

Interest income on available-for-sale investment debt securities	(279)	(303)	(838)	(880)
Other	(109)	(111)	(263)	(363)

Total interest income	(388)	(414)	(1,101)	(1,243)

Net interest expense	2,247	2,537	6,901	7,510

19.	Employee Costs

	For the quarter ended September 30		For the three quarters ended September 30

	2012	2011	2012	2011
(In thousands of Canadian dollars)	$	$	$	$

Wages, salaries, and benefits	253,285	217,838	763,181	645,972
Pension costs	6,166	6,138	19,922	17,959
Share-based compensation	2,641	657	5,145	3,433

Total employee costs	262,092	224,633	788,248	667,364

Direct labor	178,983	156,313	529,358	458,882
Indirect labor	83,109	68,320	258,890	208,482

Total employee costs	262,092	224,633	788,248	667,364

Direct labor costs include the salaries, wages, and related fringe benefits for labor hours that are directly associated with the completion of projects. Bonuses, share-based compensation, and salaries, wages, and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in indirect employee costs. Indirect employee costs are included in administrative and marketing expenses in the consolidated statements of income.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

STANTEC INC. (UNAUDITED)

20.	Cash Flows From Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2012 $	2011 $	2012 $	2011 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period	34,089	28,911	89,769	78,445
Add (deduct) items not affecting cash:
Depreciation of property and equipment	7,027	7,173	20,203	20,521
Amortization of intangible assets	5,090	4,150	14,676	13,481
Deferred income tax	3,284	1,748	4,562	3,036
Loss on dispositions of investments and other assets	141	90	943	745
Share-based compensation expense	2,641	657	5,145	3,433
Provision for self-insured liability and claims	3,122	2,859	8,498	9,412
Other non-cash items	(814)	(1,182)	(2,358)	(8,299)
Share of income from equity investments	(526)	(104)	(1,331)	(452)

	54,054	44,302	140,107	120,322

Trade and other receivables	(16,743)	(389)	(34,749)	(5,558)
Unbilled revenue	5,304	(14,374)	(31,730)	(45,954)
Prepaid expenses	(2,579)	(4,443)	134	(4,202)
Trade and other payables	32,501	29,853	16,460	1,335
Billings in excess of costs	5,898	2,209	5,891	(11,687)
Income taxes payable	3,119	5,411	7,654	(1,972)

	27,500	18,267	(36,340)	(68,038)

Cash flows from operating activities	81,554	62,569	103,767	52,284

21.	Related-Party Disclosures

Subsidiaries and special purpose entities

As at September 30, 2012, the Company has subsidiaries and special purpose entities that are consolidated in the Company’s financial statements. A list of these subsidiaries and special purpose entities is provided in the Company’s December 31, 2011, annual consolidated financial statements.

During the first three quarters of 2012, the BVE Development, LLC; SEA, Incorporated; and WM Aviation, LLC subsidiaries were dissolved and a new subsidiary was established: Stantec do Brasil Engenharia e Consultoria Ltda., which is incorporated in Brazil. As well, the Burt Hill Architects and Engineers, P.C., Burt Hill International, LLC, and Granary Associates Architects, P.C. special purpose entities were dissolved. The Company also changed the name of Anshen & Allen Associates Limited to Stantec Limited, and the name of Burt, Hill Design Private Limited to Stantec Consulting Private Limited.

Associated companies and joint ventures

The Company enters into transactions through its investments in associates and joint ventures. These transactions involve providing or receiving services and, during the quarter, these transactions were entered into in

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

STANTEC INC. (UNAUDITED)

the normal course of business and on an arm’s-length basis. A listing of the joint ventures in which the Company is a venturer and a listing of the Company’s investments in associates is provided in the Company’s December 31, 2011, annual consolidated financial statements. During the first three quarters of 2012, the Company finalized agreements to be a 50% venturer in the Stantec/Systra JV and a 40% associate in K’ââlô Stantec Limited. In addition, as a result of the ABMB acquisition (note 5), the Company acquired a joint venture interest in ABMB -HNTB Joint Venture, LLC (50%), Baton Rouge Inspection Coalition, LLC (25%), HNTB - ABMB Joint Venture, LLC (50%), and URS - ABMB Joint Venture, LLC (50%). As a result of the Cimarron acquisition (note 5), the Company acquired a joint venture interest in Atlantic Gas Engineers (50%).

Compensation of key management personnel and directors of the Company

	For the quarter ended September 30		For the three quarters ended September 30

	2012	2011	2012	2011
(In thousands of Canadian dollars)	$	$	$	$

Salaries and other short-term employment benefits	1,806	1,816	6,249	6,182
Directors’ fees	78	64	225	199
Share-based compensation	2,075	26	3,422	1,638

Total compensation	3,959	1,906	9,896	8,019

The Company’s key management personnel include its chief executive officer (CEO), chief financial officer, chief operating officer, and senior vice presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the reporting period. Share-based compensation includes the fair value adjustment for the period.

Directors’ interests in share-based payments

Share options held by directors of the Company to purchase ordinary shares have the following expiry dates and exercise prices:

			September 30 2012	September 30 2011

Issue Date	Expiry Date	Exercise Price $	Outstanding #	Outstanding #

January 3, 2003	January 3, 2012	10.80	-	30,000
January 3, 2003	January 3, 2013	12.17	-	60,000
January 3, 2003	January 3, 2013	13.55	-	60,000
December 14, 2004	December 14, 2011	12.25	-	8,000
August 18, 2006	August 18, 2013	20.37	10,000	10,000
August 17, 2007	August 17, 2014	30.61	10,000	10,000
August 18, 2008	August 18, 2015	29.40	7,500	7,500

Total share options outstanding			27,500	185,500

22.	Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

STANTEC INC. (UNAUDITED)

maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

The Company has three operating segments: Canada, the United States, and International, which are aggregated into the consulting services reportable segment.

Geographic information	Non-Current Assets

(In thousands of Canadian dollars)	September 30 2012 $	December 31 2011 $

Canada	406,390	350,551
United States	328,338	335,213
International	2,519	3,164

	737,247	688,928

Non-current assets for this purpose consist of property and equipment, goodwill, and intangible assets.

Geographic information	Gross Revenue

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2012 $	2011 $	2012 $	2011 $

Canada	282,347	246,602	793,921	705,252
United States	180,107	169,048	548,123	501,698
International	21,233	14,704	56,937	44,407

	483,687	430,354	1,398,981	1,251,357

Gross revenue is attributed to countries based on the location of the project.

Practice area unit information	Gross Revenue

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2012 $	2011 $	2012 $	2011 $

Buildings	100,810	95,785	321,204	314,406
Environment	169,396	157,277	470,422	448,104
Industrial	97,101	73,924	278,417	211,162
Transportation	60,050	57,320	166,613	150,317
Urban Land	56,330	46,048	162,325	127,368

	483,687	430,354	1,398,981	1,251,357

Allocation of gross revenue to practice area units has been restated for comparative figures due to a realignment

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

STANTEC INC. (UNAUDITED)

of several practice components between the Company’s Buildings, Industrial, Transportation, and Urban Land practice area units.

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

23.	Event After the Reporting Period

On October 31, 2012, the Company declared a dividend of $0.15 per share, payable on January 17, 2013, to shareholders of record on December 31, 2012.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

STANTEC INC. (UNAUDITED)

SHAREHOLDER INFORMATION

HEAD OFFICE	TRANSFER AGENT	PRINCIPAL BANK
200, 10160 – 112 Street	Computershare | Calgary, Alberta	Canadian Imperial Bank of Commerce
Edmonton AB T5K 2L6
Canada	AUDITORS	SECURITIES EXCHANGE LISTING
Ph: (780) 917-7000	Ernst & Young LLP	Stantec shares are listed on the Toronto
Fx: (780) 917-7330	Chartered Accountants	Stock Exchange and New York Stock
ir@stantec.com	Edmonton, Alberta	Exchange under the symbol STN.